Rule 424(b)(5)
                                                       Registration No. 33-63631

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 29, 1995)

                                    [LOGO]

                          3,000,000 DEPOSITARY SHARES
                          FLEET FINANCIAL GROUP, INC.
              EACH REPRESENTING A ONE-FIFTH INTEREST IN A SHARE OF
                   SERIES VI 6.75% PERPETUAL PREFERRED STOCK
                                ----------------

   Each of the 3,000,000 Depositary Shares offered hereby (the "Depositary Shares") represents a one-fifth interest in a share of Series VI 6.75% Perpetual Preferred Stock, $250 liquidation preference per share (the "Perpetual Preferred Stock"), of Fleet Financial Group, Inc. ("Fleet") deposited with the Depositary (as defined herein) and, through the Depositary, entitles the holder to all proportionate rights and preferences of the Perpetual Preferred Stock (including dividend, voting, redemption and liquidation rights). The proportionate liquidation preference of each Depositary Share is $50. See "Certain Terms of the Depositary Shares".

   Dividends on the Perpetual Preferred Stock will be cumulative from the date of original issue and will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1996 at a rate of 6.75% per annum. The amount of dividends payable in respect of the Perpetual Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Certain Terms of the Perpetual Preferred Stock--Dividends".

   The Perpetual Preferred Stock is not redeemable prior to April 15, 2006. The Perpetual Preferred Stock is redeemable at the option of Fleet in whole or in part, on and after April 15, 2006, at $250 per share (equivalent to $50 per Depositary Share), plus, in each case, an amount equal to the sum of all accrued and unpaid dividends thereon. The Perpetual Preferred Stock may also be redeemed prior to April 15, 2006, in whole, at the option of Fleet, in the event of certain amendments to the Code in respect of the dividends received deduction. The Perpetual Preferred Stock will not be entitled to the benefit of any sinking fund. See "Certain Terms of the Perpetual Preferred Stock--Redemption".

   Application will be made to list the Depositary Shares on the New York Stock Exchange (the "NYSE"). Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

   Concurrently with this offering, Fleet is offering 11,000,000 Depositary Shares, each representing a one-tenth interest in a share of Fleet's Series V 7.25% Perpetual Preferred Stock, at a purchase price of $25 per Depositary Share.
                              -------------------

THE DEPOSITARY SHARES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF
  ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY THE FEDERAL
   DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY OTHER
                              GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

[CAPTION]
                                                         PRICE TO            UNDERWRITING          PROCEEDS TO
                                                        PUBLIC(1)            DISCOUNT(2)           FLEET(1)(3)
Per Depositary Share.............................         $50.00                $1.00                 $49.00
Total(4).........................................      $150,000,000           $3,000,000           $147,000,000

(1) Plus accrued dividends, if any, from February 21, 1996.
(2) Fleet has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by Fleet estimated at $175,000.
(4) Fleet has granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an additional 450,000 Depositary Shares at the Price to Public, less the Underwriting Discount, to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Fleet will be $172,500,000, $3,450,000 and $169,050,000, respectively. See
    "Underwriting".           -------------------

   The Depositary Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made in New York, New York on or about February 21, 1996.
                              -------------------
MERRILL LYNCH & CO.
              BEAR, STEARNS & CO. INC.
                            GOLDMAN, SACHS & CO.
                                        LEHMAN BROTHERS

                              -------------------

          The date of this Prospectus Supplement is February 13, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    This section supplements the section entitled "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

    Fleet hereby incorporates by reference its Current Reports on Form 8-K dated November 30, 1995, December 19, 1995, January 17, 1996, January 19, 1996 and February 8, 1996, each of which was filed by Fleet with the Securities and Exchange Commission (the "Commission") since the date of the accompanying Prospectus.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

                          FLEET FINANCIAL GROUP, INC.

    This section replaces the section entitled "Fleet Financial Group, Inc.--General" in the accompanying Prospectus.

GENERAL

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At December 31, 1995, Fleet had total assets of $84.4 billion, total deposits of $57.1 billion and stockholders' equity of $6.4 billion.

    Fleet is engaged in a general commercial banking and trust business throughout the states of New York, Rhode Island, Connecticut, Massachusetts, Maine, New Hampshire and Florida through its banking subsidiaries, Fleet Bank ("Fleet-NY"); Fleet Bank of New York, National Association ("FBNY"); Fleet National Bank ("Fleet-RI"); Fleet Bank, National Association ("Fleet-CT"); Fleet National Bank of Connecticut ("FNB-CT"); Fleet Bank of Massachusetts, National Association ("Fleet-MA"); Fleet National Bank of Massachusetts ("FNB-MA"); Fleet Bank of Maine; Fleet Bank-NH and Fleet Bank, F.S.B.

    Fleet provides, through its nonbanking subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, equipment leasing, consumer finance, real estate financing, securities brokerage services, investment banking, investment advice and management, data processing and student loan servicing.

    On February 20, 1995, Fleet and Shawmut National Corporation ("Shawmut") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Shawmut with and into Fleet (the "Shawmut Merger"). The Shawmut Merger was consummated on November 30, 1995. For additional information regarding the Shawmut Merger and Fleet's supplemental consolidated financial statements giving effect thereto, see Fleet's Current Reports on Form 8-K dated February 20, 1995, February 21, 1995, April 13, 1995, May 17, 1995, June 21,
1995, August 11, 1995, August 23, 1995, November 15, 1995, November 30, 1995 and
January 19, 1996, which are incorporated by reference herein. Unless otherwise noted, all of Fleet's historical financial information set forth in this Prospectus Supplement has been restated to give effect to the Shawmut Merger for all periods presented.

    On December 19, 1995, Fleet entered into an Agreement and Plan of Merger (the "NatWest Merger Agreement") with National Westminster Bank Plc ("NatWest Plc") providing for the merger (the "NatWest Merger") of FBNY with and into NatWest Bank, N.A. ("NatWest Bank"), a national bank operating in New York and New Jersey. NatWest Bank will continue its existence following the closing under the name "Fleet Bank of New York, National Association" (the "Surviving Bank"). See "Recent Developments--NatWest Merger", "Unaudited Pro Forma Combined Financial Statements" and "Notes to Unaudited Pro Forma Combined Financial Statements". For additional information regarding the NatWest Merger, including a copy of the NatWest Merger Agreement and certain additional financial information related thereto, see Fleet's Current Reports on Form 8-K dated December 19, 1995 and February 8, 1996, which are incorporated by reference herein.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02211, telephone number (617) 292-2000.

         CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND DIVIDENDS
                               ON PREFERRED STOCK

    This section replaces the section entitled "Consolidated Ratios of Earnings to Fixed Charges and Dividends on Preferred Stock" in the accompanying Prospectus.

    Fleet's consolidated ratios of earnings to fixed charges and dividends on preferred stock were as follows for the years and periods indicated:

                                                                       YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------
                                                                 1995    1994    1993    1992    1991
                                                                 ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges and Dividends on Preferred
  Stock:
    Excluding interest on deposits.............................  1.74x   2.25x   2.25x   1.78x    *
    Including interest on deposits.............................  1.33    1.61    1.54    1.25     *

------------

* The sum of fixed charges and dividends on preferred stock exceeded earnings by $16 million (excluding interest on deposits) and by $16 million (including interest on deposits) for the year ended December 31, 1991.

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and, where indicated, the pretax equivalents of dividends on preferred stock. Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitalized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    This section replaces the section entitled "Use of Proceeds" in the accompanying Prospectus.

    Fleet intends to use the net proceeds from the sale of the Depositary Shares to fund a portion of the purchase price for the NatWest Merger. See "Recent Developments--NatWest Merger", "Unaudited Pro Forma Combined Financial Statements" and "Notes to Unaudited Pro Forma Combined Financial Statements". Fleet intends to use any net proceeds from the sale of the Depositary Shares not used for such purpose for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financings of a character and amount to be determined as the need arises.

                              RECENT DEVELOPMENTS

NATWEST MERGER

    On December 19, 1995, Fleet entered into the NatWest Merger Agreement. Following completion of the transaction, which has a purchase price of $3.26 billion, Fleet will have a strengthened market position in metropolitan New York to complement its leading position in New England. The NatWest Merger Agreement provides for a payment of $2.7 billion, subject to adjustment based on the tangible net worth of NatWest Bank on the closing date of the NatWest Merger (the "Closing Date"). In addition, the NatWest Merger Agreement provides for an earnout payment (the "Earnout") of up to $560 million over an eight year period following the Closing Date which will be based on the level of earnings of the Surviving Bank during such period. The Earnout may be prepaid by Fleet at any time at a price to be negotiated, and is subject to accelerated prepayment under certain circumstances.

    Fleet expects to finance the NatWest Merger primarily through internal funding sources. Fleet currently plans to issue $600 million of preferred stock (of which NatWest Plc or an affiliate has agreed to take up to $300 million as part of the purchase price if such amount of preferred stock is not issued by Fleet prior to the Closing Date) and $400 million of debt securities prior to the Closing Date. Fleet also has the option to issue up to $175 million of the purchase price in shares of its Common Stock.

    Following the NatWest Merger, Fleet will have approximately $90 billion in assets reflecting an expected reduction of Fleet's and NatWest's assets. As a result of the NatWest Merger, Fleet expects to liquidate low-return assets, primarily securities and residential mortgage loans, and replace them with higher-yielding loans of NatWest Bank almost entirely funded with core deposits.

    In addition, Fleet expects to achieve cost savings of approximately $200 million (pre-tax) within eighteen months following the Closing Date, primarily through reductions in staff, elimination and consolidation of certain branches, and the consolidation of certain offices, data processing and other redundant back-office operations. The extent to which cost savings will be achieved is dependent upon various factors beyond the control of Fleet, including the regulatory environment, economic conditions, unanticipated changes in business conditions and inflation. Therefore, no assurances can be given with respect to the ultimate level of cost savings to be realized, or that such savings will be realized in the time-frame currently anticipated.

    The NatWest Merger, which is subject to regulatory approval and other conditions to closing, is expected to close in the second quarter of 1996. There can be no assurance that such regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals or the absence of any litigation challenging such approvals. Upon completion, based on information available to Fleet as of the date of this Prospectus Supplement, Fleet expects to rank as the third largest banking institution in New York, the fourth largest banking institution in New Jersey (the position currently occupied by NatWest Bank) and to continue to rank as the largest banking institution in New England. In total, Fleet expects to operate 1,225 branches and 2,000 automated teller machines in eight states, and will maintain NatWest Bank's recently opened customer service and sales operations in Scranton, Pennsylvania.

    For additional information regarding the NatWest Merger, see "Unaudited Pro Forma Combined Financial Statements" and "Notes to Unaudited Pro Forma Combined Financial Statements", as well as Fleet's Current Reports on Form 8-K dated December 19, 1995 and February 8, 1996, which are incorporated by reference herein.

KKR EXCHANGE

    On December 31, 1995, Fleet and certain partnerships (the "Partnerships") represented by Kohlberg, Kravis & Roberts signed an agreement to exchange the Partnership's ownership interest represented by their holdings of Fleet's Dual Convertible Preferred Stock (the "DCP Stock") into direct ownership of approximately 19.9 million shares of Common Stock (the "KKR Exchange"). As a result of the exchange, the Partnerships currently hold an approximate 7.5% ownership interest in Fleet. The Partnerships continue to hold rights to purchase 6.5 million shares of Common Stock (the "Rights").

    The DCP Stock and the Rights were originally issued to the Partnerships in 1991 to provide capital for Fleet's purchase of the Bank of New England franchise. As part of the 1991 agreement, the Partnerships had the option of exchanging the DCP Stock into either 16.0 million shares of Fleet Common Stock or a 50% ownership interest in Fleet-MA and Fleet-CT.

    For additional information on this transaction, see Fleet's Current Report on Form 8-K dated December 19, 1995, which is incorporated by reference herein.

1995 AND FOURTH QUARTER RESULTS

    Fleet's net income for the year ended December 31, 1995, was $610 million or $1.57 per share compared to $849 million or $3.09 per share in 1994. Excluding the impact of the special charges described below, Fleet's earnings were $1.04 billion or $3.77 per share for 1995, compared to $952 million or $3.48 per share, excluding special charges for 1994. Fleet also reported a net loss of $138 million or $1.17 per share for the fourth quarter of 1995, compared to net income of $258 million or $0.97 per share for the fourth quarter of 1994. Excluding the impact of special charges, earnings were $260 million or $0.94 per share in the fourth quarter of 1995.

    Special charges for 1995 included $317 million (after-tax) of merger costs related to the Shawmut Merger ($286 million for the fourth quarter) and a charge of $112 million (after-tax) related to Fleet's decision to sell Fleet Finance, Inc. ("Fleet Finance"), its consumer finance subsidiary, and to sell certain nonperforming assets from its banking subsidiaries that have been identified for accelerated disposition. Earnings per share were also reduced by $0.59 related to the KKR Exchange described above.

    Net interest income totaled $3.1 billion for both 1995 and 1994 as growth in earning assets was offset by narrowing margins on those assets. Average loans for the year increased by $7 billion, or 16%, due to both acquisitions and new loan origination volume. The net interest margin for 1995 was 4.12%, compared to 4.30% in 1994. The 18 basis point decrease was attributable to an increase in the cost of interest-bearing liabilities outpacing the increase in yields on interest-earning assets, which is reflective of an increasingly competitive market for customer deposits. Net interest income for the fourth quarter of 1995 totaled $747 million while the net interest margin was 4.00%, compared to $758 million and 4.29% in the prior year's fourth quarter and was the result of the year's trends in deposit pricing noted above.

    Credit loss provisions for 1995 were $101 million, compared to $65 million in 1994, and were $26 million in the fourth quarter of 1995 compared to $17 million for the fourth quarter of 1994. Net charge-offs increased $63 million in 1995 and $37 million from last year's fourth quarter as a result of decreases in recoveries on loans previously charged off, as well as an increase in consumer charge-offs relating to an increase in the size of Fleet's credit card portfolio as well as an increase in charge-offs at Fleet Finance. At December 31, 1995, nonperforming assets were $499 million, which excludes $317 million of nonperforming assets which were reclassified to assets held for sale or accelerated disposition at December 31, 1995.

    Noninterest income totaled $1.8 billion for 1995, up 20%, compared to $1.5 billion for 1994. Increases of 10% or more were noted in several lines of business, including mortgage banking where revenues of $511 million in 1995 represented a 31% increase as a result of Fleet's mortgage servicing portfolio increasing 30% to $116 billion. Investment services revenue improved 10% to $322 million, reflecting the improvement in the stock and bond markets during 1995, and student loan servicing fees increased 33% to $72 million due to increased loan volume associated with the National Direct Student Loan Program at Fleet's student loan servicing subsidiary. Noninterest income for the fourth quarter totaled $524 million compared to $414 million for the same period in 1994, an increase of 27%, as the trends mentioned above continued into the fourth quarter.

    Noninterest expense totaled $3.1 billion during 1995 compared to $3.0 billion for 1994, excluding the special charges described above. Fleet's FDIC assessment fees decreased $46 million during 1995 as the FDIC reduced its assessment on deposits during 1995, and OREO expense declined by $36 million due to reduced write-downs on OREO property. Offsetting these decreases were increases in amortization of mortgage servicing rights (MSRs), intangible asset amortization, and employee compensation. Amortization of MSRs increased by $99 million due both to the acceleration of MSRs amortization necessitated by the declining interest rate environment and a 30% growth in the size of Fleet's servicing portfolio. This increase in MSRs amortization was offset in large part by $77 million of gains on treasury options, which are used as hedges to offset changes in the valuation of MSRs. Increases in amortization of intangibles, employee compensation and various other expense categories are primarily attributable to numerous acquisitions completed during 1995.

    Noninterest expense totaled $814 million in the fourth quarter of 1995, excluding the special charges noted above, compared to $717 million in the fourth quarter of 1994. The $97 million increase in noninterest expense during the fourth quarter of 1995 is primarily attributable to a $70 million increase in mortgage servicing rights amortization offset economically by treasury option hedge gains.

    Total assets at December 31, 1995 and 1994 were $84.4 billion and $81.0 billion, respectively. Total loans and leases increased from $46.0 billion at December 31, 1994 to $51.5 billion at December 31, 1995, principally reflecting increased commercial and residential real estate loans. Commercial loans increased 18% to $23.3 billion at December 31, 1995, while residential real estate loans increased 35% during the same period to $11.5 billion. Growth in Fleet's loan portfolio is attributable both to acquisitions and new loan origination activity. Fleet's reserve for loan losses at December 31, 1995 was $1.3 billion, or 2.6% of loans. The investment securities portfolio decreased $1.8 billion to $19.3 billion at December 31, 1995, as part of an effort to improve the overall mix of Fleet's interest-earning assets. The market value of Fleet's investment securities portfolio benefited significantly from falling interest rates during 1995 and appreciated by $1.1 billion during the year. Also, during the fourth quarter, Fleet reclassified $6.4 billion of its securities portfolio into the asset held for sale category, which now contains substantially all of its securities portfolio. Stockholders' equity amounted to $6.4 billion at December 31, 1995 compared to $5.5 billion at December 31, 1994.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                          FLEET FINANCIAL GROUP, INC.

    The following unaudited consolidated summary sets forth selected financial data for Fleet and its subsidiaries for each of the years in the five-year period ending December 31, 1995. The following summary should be read in conjunction with the financial information incorporated herein by reference to other documents. See "Incorporation of Certain Documents by Reference". All information included herein has been restated to give effect to the Shawmut Merger for all periods presented.

                                                       YEAR ENDED DECEMBER 31,
                                 -------------------------------------------------------------------
                                    1995          1994          1993          1992          1991
                                 -----------   -----------   -----------   -----------   -----------
                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Consolidated Summary of
 Operations:
  Interest income (fully
    taxable equivalent)........      $ 6,069       $ 5,260       $ 5,086       $ 5,318       $ 5,425
  Interest expense.............        3,005         2,161         1,917         2,337         3,142
  Net interest income..........        3,064         3,099         3,169         2,981         2,283
  Provision for credit
    losses.....................          101            65           327           728           995
  Net interest income after
    provision for credit losses        2,963         3,034         2,842         2,253         1,288
  Noninterest income...........        1,850         1,555         1,883         1,897         1,627
  Noninterest expense..........        3,735         3,145         3,579         3,479         2,864
  Net income (loss)............          610(a)         849          817(b)        366(b)        (76)
Earnings (loss) per common
  share:
  Fully diluted................        $1.57(a)       $3.09        $3.03(b)       $1.40(b)      $(0.44)
  Weighted average fully
    diluted shares
      outstanding..............  265,886,363   264,828,469   257,373,073   237,116,784   204,024,214
  Book value per common share..       $22.71        $20.68        $21.76        $17.65        $16.81
  Cash dividends declared per
      common share.............         1.63          1.40         1.025         0.825          0.80
  Common dividends declared as
    a percentage of earnings
      per share................        103.8%         45.3%         33.8%         58.9%           --(h)
Ratio of Earnings to Fixed
  Charges:
  Excluding interest on
    deposits...................         1.78x         2.33x         2.36x         1.90x           --(f)
  Including interest on
    deposits...................         1.34          1.62          1.56          1.26            --(f)
Ratio of Earnings to Fixed
  Charges and Dividends on
  Preferred Stock:
  Excluding interest on
    deposits...................         1.74          2.25          2.25          1.78            --(g)
  Including interest on
    deposits...................         1.33          1.61          1.54          1.25            --(g)
Consolidated Balance Sheet--
  Average Balances:
    Total assets...............      $82,726       $79,561       $75,286       $71,633       $65,099
  Securities held to
    maturity(c)................        7,736         8,787         7,735         4,300        12,358
  Securities available for
    sale(c)....................       12,779        16,923        14,140        14,061         1,597
  Loans and leases, net of
    unearned income............       51,044        44,102        43,283        43,029        40,986
  Interest-bearing deposits....       43,120        40,113        39,766        42,031        40,867
  Short-term borrowings........       14,045        15,355        12,807         8,848         6,520
  Long-term debt/subordinated
    notes and debentures.......        6,581         5,383         5,039         4,116         3,947
  Dual Convertible Preferred
    Stock(d)...................           --            --            --           283           134
  Stockholders' Equity.........        6,545         5,782         5,311         4,118         3,596

                                                       YEAR ENDED DECEMBER 31,
                                 -------------------------------------------------------------------
                                                 1995         1994      1993      1992      1991
                                                 -----        -----     -----     -----     -----
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
  Consolidated Ratios:
    Net interest margin (fully taxable
      equivalent)..............................   4.12%        4.30%     4.63%     4.57%     3.85%
    Return (loss) on average assets............   0.74(a)      1.07      1.09(b)   0.51(b)  (0.12)
    Return (loss) on average common
      stockholders' equity.....................   9.32(a)(e)  15.66(e)  17.11(b)   9.12(b)  (2.73)
    Average stockholders' equity to average
      assets...................................   7.91         7.27      7.05      6.14      5.52
    Tier 1 risk-based capital ratio............   7.80         9.14     10.44      9.89      7.38
    Total risk-based capital ratio.............  11.54        12.92     14.89     14.61     11.27
    Period-end reserve for credit losses to
      period-end loans and leases, net of
        unearned income........................   2.56         3.25      3.82      4.43      4.73
    Net charge-offs to average loans and
      leases, net of unearned income...........   0.59         0.54      1.35      2.15      2.02
    Period-end nonperforming assets to
      period-end loans and leases, net of
      unearned income, and other real estate
        owned..................................   0.97(i)      1.65      2.35      4.53      7.05

------------
(a) Includes impact of the loss on assets held for sale or accelerated disposition ($175 million pretax) and merger related charges ($490 million pretax) recorded in 1995. Excluding these special charges, return on average common stockholders' equity and return on average assets would have been 16.29% and 1.26%, respectively, while net income and earnings per share would have been $1,039 million and $3.77, respectively.

(b) Includes impact of cumulative effect of change in accounting method of $53 million in 1993 and extraordinary credit of $18 million in 1992.

(c) For a discussion of Fleet's reclassification in 1992 of its "securities held to maturity" to "securities held for sale", see Fleet's Current Report on Form 8-K dated October 21, 1992. Effective January 1, 1994, Fleet adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities available for sale be reported at fair value, with unrealized gains or losses reflected as a separate component of stockholders' equity. In connection with the adoption of FASB Statement No. 115, Fleet transferred securities netting to $345 million from the held to maturity portfolio to the available for sale portfolio. During the fourth quarter of 1995, Fleet reclassified $6.4 billion of its securities from the held to maturity portfolio to the securities available for sale portfolio.

(d) Fleet's DCP Stock was issued in 1991, reclassified to stockholders' equity as of December 31, 1992 and converted into common equity on December 31, 1995.

(e) Fleet's return on average common stockholders' equity includes the average unrealized gains and losses on securities available for sale. Excluding the impact of FASB Statement No. 115, Fleet's return on average common stockholders' equity would have been 9.25% and 15.35%, respectively, for the years ended December 31, 1995 and 1994.

(f) Fixed charges exceeded earnings by $16 million for both the ratio excluding and including interest on deposits.

(g) The sum of fixed charges and dividends exceeded earnings by $16 million for both the ratio excluding and including interest on deposits.

(h) For the year ended December 31, 1991, Fleet reported a $76 million net loss and therefore the ratio is not applicable.

(i) Excludes $317 million of nonperforming assets reclassified to held for sale or accelerated disposition at December 31, 1995.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Combined Balance Sheet as of September 30, 1995, and the Unaudited Pro Forma Combined Statements of Income for the nine months ended September 30, 1995, and the year ended December 31, 1994, of Fleet give effect to the NatWest Merger accounted for by the purchase method of accounting as if such transaction had occurred on January 1, 1994.

    The pro forma information is based on the historical consolidated financial statements of Fleet and National Westminster Bancorp, Inc., a Delaware corporation ("Bancorp") and their subsidiaries under the assumptions and adjustments set forth in the accompanying Notes to the Unaudited Pro Forma Combined Financial Statements. NatWest Bank is a wholly-owned direct subsidiary of National Westminster Bancorp NJ, a New Jersey corporation, which is a wholly-owned direct subsidiary of Bancorp. Bancorp is a wholly-owned indirect subsidiary of NatWest Plc. Pursuant to the terms of the NatWest Merger Agreement, certain operating subsidiaries of Bancorp, including its leasing subsidiary, and certain assets and liabilities of NatWest Bank will be retained by Bancorp or transferred to other affiliates of NatWest Plc. Such assets and liabilities are included as pro forma adjustments in the Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the supplemental consolidated financial statements of Fleet, filed on Form 8-K dated January 19, 1996, incorporated by reference herein, and the consolidated historical financial statements of Bancorp, including the respective notes thereto, filed on Fleet's Form 8-K dated February 8, 1996, incorporated by reference herein. The pro forma information is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or of the combined financial position or results of operations which would have been realized had the acquisition been consummated during the period or as of the dates for which the pro forma information is presented.

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             SEPTEMBER 30, 1995 (A)

                                                                                                          FLEET/
                                                                                      BALANCE SHEET       NATWEST
                                          FLEET         NATWEST       PRO FORMA       RESTRUCTURING      PRO FORMA
                                        HISTORICAL     PRO FORMA     ADJUSTMENTS     ADJUSTMENTS (D)     COMBINED
                                        ----------     ---------     -----------     ---------------     ---------
(DOLLARS IN MILLIONS)

ASSETS:
Cash and cash equivalents...........     $  3,517       $ 2,089       $      --         $      --         $ 5,606
Federal funds sold and securities
purchased under agreements to
  resell............................          548         1,818              --            (2,366)             --
Securities..........................       19,500         5,645          (1,700)(b)       (16,134)          7,311
Loans and leases....................       52,435        18,754              --            (3,500)         67,689
Reserve for credit losses...........       (1,448)         (263)             --                --          (1,711)
Mortgages held for resale...........        2,252             5              --                --           2,257
Premises and equipment..............        1,010           415             (88)(c)            --           1,337
Mortgage servicing rights...........        1,263            13               5(c)             --           1,281
Excess cost over net assets of
  subsidiaries acquired.............          947           999            (522)(c)            --           1,424
Other intangibles...................          194            26             242(c)             --             462
Other assets........................        3,533         2,098              84(c)             --           5,715
                                        ----------     ---------     -----------     ---------------     ---------
Total assets........................     $ 83,751       $31,599       $  (1,979)        $ (22,000)        $91,371
                                        ----------     ---------     -----------     ---------------     ---------
                                        ----------     ---------     -----------     ---------------     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
  Demand............................     $ 10,658       $ 4,094       $      --         $      --         $14,752
  Regular savings, NOW, money
    market..........................       22,817         8,752              --                --          31,569
  Time..............................       20,347         8,090              --            (3,600)         24,837
                                        ----------     ---------     -----------     ---------------     ---------
                                           53,822        20,936              --            (3,600)         71,158
                                        ----------     ---------     -----------     ---------------     ---------
Federal funds purchased and
  securities sold under agreements
    to repurchase...................        8,817         4,241              --           (13,058)             --
Other short-term borrowings.........        6,182         2,462              --            (5,342)          3,302
Accrued expenses and other
  liabilities.......................        1,498           706             251(c)             --           2,455
Long-term debt......................        6,734            24             400(b)             --           7,158
                                        ----------     ---------     -----------     ---------------     ---------
Total liabilities...................       77,053        28,369             651           (22,000)         84,073
                                        ----------     ---------     -----------     ---------------     ---------
Stockholders' equity:
  Preferred equity..................          682            --             600(b)             --           1,282
  Common equity.....................        6,016         3,230          (3,230)(c)            --           6,016
                                        ----------     ---------     -----------     ---------------     ---------
Total stockholders' equity..........        6,698         3,230          (2,630)               --           7,298
                                        ----------     ---------     -----------     ---------------     ---------
Total liabilities and stockholders'
  equity............................     $ 83,751       $31,599       $  (1,979)        $ (22,000)        $91,371
                                        ----------     ---------     -----------     ---------------     ---------
                                        ----------     ---------     -----------     ---------------     ---------

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             SEPTEMBER 30, 1995 (A)

                                                              NATWEST
                                                              BANCORP         PRO FORMA        NATWEST
                                                             HISTORICAL    ADJUSTMENTS (E)    PRO FORMA
                                                             ----------    ---------------    ---------
(DOLLARS IN MILLIONS)

ASSETS:
Cash and cash equivalents.................................    $  2,090          $  (1)         $ 2,089
Federal funds sold and securities purchased under
  agreements to resell....................................       1,818             --            1,818
Securities................................................       5,648             (3)           5,645
Loans and leases..........................................      19,264           (510)          18,754
Reserve for credit losses.................................        (266)             3             (263)
Mortgages held for resale.................................           5             --                5
Premises and equipment....................................         546           (131)             415
Mortgage servicing rights.................................          13             --               13
Excess cost over net assets of subsidiaries acquired......       1,000             (1)             999
Other intangibles.........................................          27             (1)              26
Other assets..............................................       2,164            (66)           2,098
                                                             ----------        ------         ---------
Total assets..............................................    $ 32,309          $(710)         $31,599
                                                             ----------        ------         ---------
                                                             ----------        ------         ---------
LIABILITIES AND STOCKHOLDER'S EQUITY:
Deposits:
  Demand..................................................    $  4,094          $  --          $ 4,094
  Regular savings, NOW, money market......................       8,752             --            8,752
  Time....................................................       8,090             --            8,090
                                                             ----------        ------         ---------
                                                                20,936             --           20,936
                                                             ----------        ------         ---------
Federal funds purchased and securities sold under
  agreements to repurchase................................       4,241             --            4,241
Other short-term borrowings...............................       2,614           (152)           2,462
Accrued expenses and other liabilities....................         787            (81)             706
Long-term debt............................................         622           (598)              24
                                                             ----------        ------         ---------
Total liabilities.........................................      29,200           (831)          28,369
                                                             ----------        ------         ---------
Stockholder's equity:
  Common equity...........................................       3,109            121            3,230
                                                             ----------        ------         ---------
Total stockholder's equity................................       3,109            121            3,230
                                                             ----------        ------         ---------
Total liabilities and stockholder's equity................    $ 32,309          $(710)         $31,599
                                                             ----------        ------         ---------
                                                             ----------        ------         ---------

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 (A)

                                                                                                             FLEET/
                                                                                        BALANCE SHEET        NATWEST
                                          FLEET         NATWEST        PRO FORMA        RESTRUCTURING       PRO FORMA
                                        PRO FORMA      PRO FORMA      ADJUSTMENTS       ADJUSTMENTS (D)     COMBINED
                                       -----------     ---------     --------------     --------------     -----------
(DOLLARS IN MILLIONS, EXCEPT PER
  SHARE DATA)

Interest and fees on loans and
  leases...........................    $     3,589      $ 1,104          $   --            $   (210)       $     4,483
Interest on securities.............          1,062          487             (79)(b)            (864)               606
                                       -----------     ---------          -----             -------        -----------
  Total interest income............          4,651        1,591             (79)             (1,074)             5,089
Interest expense:
  Deposits.........................          1,328          444              --                (161)             1,611
  Short-term borrowings............            648          341              --                (799)               190
  Long-term debt...................            359           --              23(b)               --                382
                                       -----------     ---------          -----             -------        -----------
  Total interest expense...........          2,335          785              23                (960)             2,183
                                       -----------     ---------          -----             -------        -----------
Net interest income................          2,316          806            (102)               (114)             2,906
                                       -----------     ---------          -----             -------        -----------
Provision for credit losses........             76           60              --                  --                136
                                       -----------     ---------          -----             -------        -----------
Net interest income after provision
  for credit losses................          2,240          746            (102)               (114)             2,770
                                       -----------     ---------          -----             -------        -----------
Mortgage banking...................            381           18              --                  --                399
Investment services revenue........            238           11              --                  --                249
Service charges, fees and
  commissions......................            400          174              --                  --                574
Securities available for sale
  gains............................             18           40              --                  --                 58
Other noninterest income...........            303           82              --                  --                385
                                       -----------     ---------          -----             -------        -----------
  Total noninterest income.........          1,340          325              --                  --              1,665
                                       -----------     ---------          -----             -------        -----------
Employee compensation and
  benefits.........................          1,112          278              (2)(c)              --              1,388
Occupancy and equipment............            349           97              (3)(c)              --                443
Mortgage servicing rights
  amortization.....................            107            1               1(c)               --                109
FDIC assessment....................             63           19              --                  --                 82
Marketing..........................             71           33              --                  --                104
Core deposit and goodwill
  amortization.....................             84           59             (18)(c)              --                125
OREO expense.......................             14            4              --                  --                 18
Merger-related charges.............             50           --              --                  --                 50
Other noninterest expense..........            519          227              --                  --                746
                                       -----------     ---------          -----             -------        -----------
  Total noninterest expense........          2,369          718             (22)                 --              3,065
                                       -----------     ---------          -----             -------        -----------
Income before income taxes.........          1,211          353             (80)               (114)             1,370
Applicable income taxes............            474          165             (50)                (46)               543
                                       -----------     ---------          -----             -------        -----------
Net income.........................    $       737      $   188          $  (30)           $    (68)       $       827
                                       -----------     ---------          -----             -------        -----------
                                       -----------     ---------          -----             -------        -----------
Net income applicable to common
  shares:(f).......................    $       709      $   188          $  (64)(b)        $    (68)       $       765
                                       -----------     ---------          -----             -------        -----------
                                       -----------     ---------          -----             -------        -----------
Weighted average common shares
  outstanding:(g)
  Primary..........................    266,681,634                                                         266,681,634
  Fully diluted....................    267,200,272                                                         267,200,272
Earnings per share:
  Primary..........................          $2.66                                                               $2.87
  Fully diluted....................          $2.65                                                               $2.86

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 (A)

                                                        FLEET          PRO FORMA           FLEET
                                                     HISTORICAL      ADJUSTMENTS (H)     PRO FORMA
                                                     -----------     --------------     -----------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Interest and fees on loans and leases............    $     3,525         $   64         $     3,589
Interest on securities...........................          1,001             61               1,062
                                                     -----------          -----         -----------
  Total interest income..........................          4,526            125               4,651
Interest expense:
  Deposits.......................................          1,272             56               1,328
  Short-term borrowings..........................            613             35                 648
  Long-term debt.................................            359             --                 359
                                                     -----------          -----         -----------
  Total interest expense.........................          2,244             91               2,335
                                                     -----------          -----         -----------
Net interest income..............................          2,282             34               2,316
Provision for credit losses......................             75              1                  76
                                                     -----------          -----         -----------
Net interest income after provision for credit
  losses.........................................          2,207             33               2,240
                                                     -----------          -----         -----------
Mortgage banking.................................            380              1                 381
Investment services revenue......................            238             --                 238
Service charges, fees and commissions............            396              4                 400
Securities available for sale gains..............             12              6                  18
Other noninterest income.........................            300              3                 303
                                                     -----------          -----         -----------
  Total noninterest income.......................          1,326             14               1,340
                                                     -----------          -----         -----------
Employee compensation and benefits...............          1,086             26               1,112
Occupancy and equipment..........................            340              9                 349
Mortgage servicing rights amortization...........            101              6                 107
FDIC assessment..................................             60              3                  63
Marketing........................................             70              1                  71
Core deposit and goodwill amortization...........             76              8                  84
OREO expense.....................................             13              1                  14
Merger-related charges...........................             50             --                  50
Other noninterest expense........................            511              8                 519
                                                     -----------          -----         -----------
  Total noninterest expense......................          2,307             62               2,369
                                                     -----------          -----         -----------
Income before income taxes.......................          1,226            (15)              1,211
Applicable income taxes..........................            478             (4)                474
                                                     -----------          -----         -----------
Net income.......................................    $       748         $  (11)        $       737
                                                     -----------          -----         -----------
                                                     -----------          -----         -----------
Net income applicable to common shares:(f).......    $       721         $  (12)        $       709
                                                     -----------          -----         -----------
                                                     -----------          -----         -----------
Weighted average common shares outstanding:(g)
  Primary........................................    267,125,484                        266,681,634
  Fully diluted..................................    267,644,122                        267,200,272
Earnings per share:
Primary..........................................          $2.70                              $2.66
Fully diluted....................................          $2.69                              $2.65

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 (A)

                                                      NATWEST
                                                      BANCORP         PRO FORMA          NATWEST
                                                    HISTORICAL      ADJUSTMENTS (E)     PRO FORMA
                                                    -----------     --------------     -----------
(DOLLARS IN MILLIONS)

Interest and fees on loans and leases...........    $     1,111         $   (7)        $     1,104
Interest on securities..........................            487             --                 487
                                                    -----------         ------         -----------
  Total interest income.........................          1,598             (7)              1,591
Interest expense:
  Deposits......................................            444             --                 444
  Short-term borrowings.........................            321             20                 341
  Long-term debt................................             46            (46)                 --
                                                    -----------         ------         -----------
  Total interest expense........................            811            (26)                785
                                                    -----------         ------         -----------
Net interest income.............................            787             19                 806
Provision for credit losses.....................             60             --                  60
                                                    -----------         ------         -----------
Net interest income after provision for
  credit losses.................................            727             19                 746
                                                    -----------         ------         -----------
Mortgage banking................................             18             --                  18
Investment services revenue.....................             11             --                  11
Service charges, fees and commissions...........            174             --                 174
Securities available for sale gains.............             40             --                  40
Other noninterest income........................             83             (1)                 82
                                                    -----------         ------         -----------
  Total noninterest income......................            326             (1)                325
                                                    -----------         ------         -----------
Employee compensation and benefits..............            340            (62)                278
Occupancy and equipment.........................            100             (3)                 97
Mortgage servicing rights amortization..........              1             --                   1
FDIC assessment.................................             19             --                  19
Marketing.......................................             45            (12)                 33
Core deposit and goodwill amortization..........             59             --                  59
OREO expense....................................              4             --                   4
Merger-related charges..........................             --             --                  --
Other noninterest expense.......................            148             79                 227
                                                    -----------         ------         -----------
  Total noninterest expense.....................            716              2                 718
                                                    -----------         ------         -----------
Income before income taxes......................            337             16                 353
Applicable income taxes.........................            152             13                 165
                                                    -----------         ------         -----------
Net income......................................    $       185         $    3         $       188
                                                    -----------         ------         -----------
                                                    -----------         ------         -----------
Net income applicable to common shares:(f)......    $       185         $    3         $       188
                                                    -----------         ------         -----------
                                                    -----------         ------         -----------

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

               UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
               FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994 (A)

                                                                                                           FLEET/
                                                                                       BALANCE SHEET       NATWEST
                                            FLEET        NATWEST       PRO FORMA       RESTRUCTURING      PRO FORMA
                                          PRO FORMA     PRO FORMA     ADJUSTMENTS     ADJUSTMENTS (D)     COMBINED
                                          ---------     ---------     -----------     ---------------     ---------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Interest and fees on loans and
  leases.............................      $ 4,084       $ 1,174         $  --            $  (263)         $ 4,995
Interest on securities...............        1,624           422          (101)(b)         (1,073)             872
                                          ---------     ---------        -----            -------         ---------
      Total interest income..........        5,708         1,596          (101)            (1,336)           5,867
Interest expense:
    Deposits.........................        1,355           375            --               (168)           1,562
    Short-term borrowings............          726           259            --               (749)             236
    Long-term debt...................          385            --            26(b)              --              411
                                          ---------     ---------        -----            -------         ---------
      Total interest expense.........        2,466           634            26               (917)           2,209
                                          ---------     ---------        -----            -------         ---------
Net interest income..................        3,242           962          (127)              (419)           3,658
Provision for credit losses..........           80            81            --                 --              161
                                          ---------     ---------        -----            -------         ---------
Net interest income after provision
  for credit losses..................        3,162           881          (127)              (419)           3,497
                                          ---------     ---------        -----            -------         ---------
Mortgage banking.....................          438             8            --                 --              446
Investment services revenue..........          294            14            --                 --              308
Service charges, fees and
  commissions........................          450           211            --                 --              661
Securities available for sale
  gains..............................            4            --            --                 --                4
Other noninterest income.............          472           100            --                 --              572
                                          ---------     ---------        -----            -------         ---------
      Total noninterest income.......        1,658           333            --                 --            1,991
                                          ---------     ---------        -----            -------         ---------
Employee compensation and benefits...        1,544           361            (2)(c)             --            1,903
Occupancy and equipment..............          499           115            (4)(c)             --              610
Mortgage servicing rights
  amortization.......................          128             2             1(c)              --              131
FDIC assessment......................          128            34            --                 --              162
Marketing............................           86            34            --                 --              120
Core deposit and goodwill
  amortization.......................          110            49             2(c)              --              161
OREO expense.........................           67             5            --                 --               72
Merger-related charges...............          101            --            --                 --              101
Other noninterest expense............          808           274            --                 --            1,082
                                          ---------     ---------        -----            -------         ---------
      Total noninterest expense......        3,471           874            (3)                --            4,342
                                          ---------     ---------        -----            -------         ---------
Income before income taxes...........        1,349           340          (124)              (419)           1,146
Applicable income taxes..............          520            71           (63)              (168)             360
                                          ---------     ---------        -----            -------         ---------
Net income...........................      $   829       $   269         $ (61)           $  (251)         $   786
                                          ---------     ---------        -----            -------         ---------
                                          ---------     ---------        -----            -------         ---------
Net income applicable to common
shares:(f)...........................      $   786       $   269         $(106)(b)        $  (251)         $   698
                                          ---------     ---------        -----            -------         ---------
                                          ---------     ---------        -----            -------         ---------
Weighted average common shares
  outstanding:(g)
  Primary............................
                                        266,614,990                                                     266,614,990
  Fully diluted......................
                                        266,614,990                                                     266,614,990
Earnings per share:
  Primary............................        $2.95                                                           $2.62
  Fully diluted......................        $2.95                                                           $2.62

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
               FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994 (A)

                                                              FLEET         PRO FORMA         FLEET
                                                            HISTORICAL   ADJUSTMENTS (H)    PRO FORMA
                                                            ---------    ---------------    ---------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Interest and fees on loans and leases....................    $ 3,694          $ 390          $ 4,084
Interest on securities...................................      1,514            110            1,624
                                                            ---------         -----         ---------
      Total interest income..............................      5,208            500            5,708
Interest expense:
  Deposits...............................................      1,171            184            1,355
  Short-term borrowings..................................        628             98              726
  Long-term debt.........................................        362             23              385
                                                            ---------         -----         ---------
      Total interest expense.............................      2,161            305            2,466
                                                            ---------         -----         ---------
Net interest income......................................      3,047            195            3,242
Provision for credit losses..............................         65             15               80
                                                            ---------         -----         ---------
Net interest income after provision for credit losses....      2,982            180            3,162
                                                            ---------         -----         ---------
Mortgage banking.........................................        391             47              438
Investment services revenue..............................        294             --              294
Service charges, fees and commissions....................        438             12              450
Securities available for sale gains (losses).............         (1)             5                4
Other noninterest income.................................        421             51              472
                                                            ---------         -----         ---------
      Total noninterest income...........................      1,543            115            1,658
                                                            ---------         -----         ---------
Employee compensation and benefits.......................      1,428            116            1,544
Occupancy and equipment..................................        453             46              499
Mortgage servicing rights amortization...................         90             38              128
FDIC assessment..........................................        114             14              128
Marketing................................................         84              2               86
Core deposit and goodwill amortization...................         65             45              110
OREO expense.............................................         51             16               67
Merger-related charges...................................        101             --              101
Other noninterest expense................................        759             49              808
                                                            ---------         -----         ---------
      Total noninterest expense..........................      3,145            326            3,471
                                                            ---------         -----         ---------
Income before income taxes...............................      1,380            (31)           1,349
Applicable income taxes..................................        531            (11)             520
                                                            ---------         -----         ---------
Net income...............................................    $   849          $ (20)         $   829
                                                            ---------         -----         ---------
                                                            ---------         -----         ---------
Net income applicable to common shares:(f)...............    $   818          $ (32)         $   786
                                                            ---------         -----         ---------
                                                            ---------         -----         ---------
Weighted average common shares outstanding:(g)
  Primary................................................
                                                          264,828,469                     266,614,990
  Fully diluted..........................................
                                                          264,828,469                     266,614,990
Earnings per share:
  Primary................................................      $3.09                           $2.95
  Fully diluted..........................................      $3.09                           $2.95

See accompanying notes to the unaudited pro forma combined financial statements

               FLEET FINANCIAL GROUP, INC. AND NATWEST BANK N.A.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
               FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994 (A)

                                                             NATWEST
                                                             BANCORP        PRO FORMA        NATWEST
                                                            HISTORICAL   ADJUSTMENTS (E)    PRO FORMA
                                                            ---------    ---------------    ---------
(DOLLARS IN MILLIONS)
Interest and fees on loans and leases....................    $ 1,182          $  (8)         $ 1,174
Interest on securities...................................        422             --              422
                                                            ---------         -----         ---------
      Total interest income..............................      1,604             (8)           1,596
Interest expense:
  Deposits...............................................        375             --              375
  Short-term borrowings..................................        226             33              259
  Long-term debt.........................................         60            (60)              --
                                                            ---------         -----         ---------
      Total interest expense.............................        661            (27)             634
                                                            ---------         -----         ---------
Net interest income......................................        943             19              962
Provision for credit losses..............................         81             --               81
                                                            ---------         -----         ---------
Net interest income after provision for credit losses....        862             19              881
                                                            ---------         -----         ---------
Mortgage banking.........................................          8             --                8
Investment services revenue..............................         14             --               14
Service charges, fees and commissions....................        211             --              211
Securities available for sale gains (losses).............          6             (6)              --
Other noninterest income.................................        104             (4)             100
                                                            ---------         -----         ---------
      Total noninterest income...........................        343            (10)             333
                                                            ---------         -----         ---------
Employee compensation and benefits.......................        448            (87)             361
Occupancy and equipment..................................        117             (2)             115
Mortgage servicing rights amortization...................          2             --                2
FDIC assessment..........................................         34             --               34
Marketing................................................         49            (15)              34
Core deposit and goodwill amortization...................         49             --               49
OREO expense.............................................          5             --                5
Merger-related charges...................................         --             --               --
Other noninterest expense................................        174            100              274
                                                            ---------         -----         ---------
      Total noninterest expense..........................        878             (4)             874
                                                            ---------         -----         ---------
Income before income taxes...............................        327             13              340
Applicable income taxes..................................         28             43               71
                                                            ---------         -----         ---------
Net income...............................................    $   299          $ (30)         $   269
                                                            ---------         -----         ---------
                                                            ---------         -----         ---------
Net income applicable to common shares:(f)...............    $   299          $ (30)         $   269
                                                            ---------         -----         ---------
                                                            ---------         -----         ---------

See accompanying notes to the unaudited pro forma combined financial statements

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                              FINANCIAL STATEMENTS

   (a) The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the NatWest Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Under generally accepted accounting principles ("GAAP"), the assets and liabilities of NatWest Bank will be combined at market value with those of Fleet with the excess of the purchase price over the net assets acquired allocated to goodwill. On November 30, 1995, Fleet completed the Shawmut Merger with such merger accounted for as a pooling of interests. Fleet's historical financial information has been restated to give effect to the Shawmut Merger for all periods presented.

   The pro forma combined financial statements do not give effect to the anticipated cost savings in connection with the NatWest Merger or the Shawmut Merger. While no assurance can be given, Fleet expects to achieve cost savings of approximately $200 million (pre-tax) within eighteen months following the NatWest Merger. Cost savings of $400 million are also expected to be achieved in connection with the Shawmut Merger. Such cost savings are expected to be achieved within the first fifteen months after the consummation of the Shawmut Merger. Cost savings from both the NatWest Merger and the Shawmut Merger are expected to be realized primarily through reductions in staff, elimination and consolidation of certain branches, and the consolidation of certain offices, data processing and other redundant back-office operations. The extent to which cost savings will be achieved in connection with the NatWest Merger and the Shawmut Merger is dependent upon various factors beyond the control of Fleet, including the regulatory environment, economic conditions, unanticipated changes in business conditions and inflation. Therefore, no assurances can be given with respect to the ultimate level of cost savings to be realized, or that such savings will be realized in the time-frame currently anticipated.

   The pro forma information gives effect to the NatWest Merger as if such NatWest Merger had occurred on January 1, 1994. In connection with the NatWest Merger, Fleet intends to substantially restructure its balance sheet to replace lower yielding assets, primarily securities and residential loans, with higher earning assets acquired from NatWest Bank and to replace higher cost funding with lower cost deposits acquired from NatWest Bank (see note d). The pro forma information gives effect to the balance sheet restructuring. However, due to differences in market conditions and the balance sheet mix and size during 1994 and 1995 compared to the current market conditions and the current balance sheet mix and size, pro forma results of operations may not be indicative of the results of operations in the future or which would have resulted had the acquisition been consummated during the periods for which the pro forma information is presented.

   In connection with the Shawmut Merger, Fleet signed definitive agreements to divest 64 branches to comply with anti-trust concerns. The sales will consist of approximately $2.6 billion in deposits and $1.9 billion in loans. The negative impact of the divestitures is not expected to be material to the business operations or financial condition of Fleet and such impact has not been included in the accompanying Unaudited Pro Forma Combined Financial Statements. No divestitures are anticipated from the NatWest Merger.

   During the fourth quarter of 1995, Fleet recorded pre-tax charges of $440 million relating to the Shawmut Merger and $175 million related to Fleet's decision to sell Fleet Finance and certain nonperforming assets that have been identified for accelerated disposition. In connection with this charge, approximately $1.7 billion of assets (primarily loans) were classified to held for sale or accelerated disposition. The after-tax effect of these charges was $398 million. During the fourth quarter of 1995, Fleet exchanged all of Fleet's DCP Stock for 19.9 million shares of Fleet Common Stock in the KKR Exchange. As part of the KKR Exchange, $283 million of preferred equity was reclassified to common equity and earnings available to common shareholders was reduced by $0.59 per share. These transactions are not reflected in the accompanying Unaudited Pro Forma Combined Financial Statements.

   All dollar amounts included in these Notes to Unaudited Pro Forma Combined Financial Statements are in thousands unless otherwise indicated.

   (b) The NatWest Merger Agreement provides for the payment of $2.7 billion in cash at the closing; provided that Fleet may elect to pay (i) up to $175 million of the purchase price in shares of its Common Stock and (ii) up to $300 million of the purchase price in shares of a new series of Fleet preferred stock with a stated value of $250 per share. The Unaudited Pro Forma Combined Financial Statements assume that no Common Stock is issued as part of the purchase price and the entire $300 million of preferred stock is issued either as part of the purchase price or otherwise by Fleet to fund the payment of the cash purchase price. The following funding assumptions have been made in conjunction with the NatWest Merger and are reflected in the accompanying Unaudited Pro Forma Combined Financial Statements. The $2.7 billion purchase price will be funded through the issuance of $600 million of preferred stock with a dividend rate of
7.50 %, the issuance of $400 million of long-term debt with an average borrowing rate of 6.50%, and the sale of approximately $1.7 billion of securities with an average yield of 6.22% for 1995 and 5.92% for 1994. These funding assumptions are based on the best information available as of the date of the filing of this Prospectus Supplement and may be different from the actual adjustments to reflect the funding transactions actually consummated. All funding transactions are assumed to have occurred as of January 1, 1994.

   (c) Purchase accounting adjustments include adjustments to reflect the fair value of the assets acquired and liabilities assumed, the elimination of NatWest Bank's stockholders' equity, and the recording of goodwill and core deposit intangible in accordance with the purchase method of accounting. These adjustments are based on the best information available as of the date of this Prospectus Supplement and may be different from the actual adjustments to reflect the fair value of the net assets purchased as of the date of consummation of the NatWest Merger. Adjustments have been made to the Unaudited Pro Forma Combined Balance Sheet to reflect the recording of goodwill as well as to eliminate any goodwill balances previously recorded at NatWest Bank, in accordance with the purchase method of accounting.

Purchase price....................................................               $2,700
 Historical net tangible assets acquired..........................    $3,230
 Elimination of NatWest Bank goodwill and identifiable
   intangibles....................................................    (1,007)     2,223
 Estimated fair value adjustments.................................                   62
                                                                                 ------
Estimated fair value of net assets acquired.......................                2,285
                                                                                 ------
Excess cost over net assets acquired (Goodwill)...................               $  415
                                                                                 ------
                                                                                 ------

   Goodwill of $415 million has been estimated assuming a purchase price of $2.7 billion which excludes any payments to be made under the Earnout. The NatWest Merger Agreement provides for payment of the Earnout to be made annually based upon the level of earnings from the NatWest Bank franchise, not to exceed $560 million during an eight year "Earnout Period", which will commence (a) on July 1, 1996 and end on

June 30, 2004 if the Closing Date occurs on or before June 30, 1996, or (b) if the Closing Date occurs after June 30, 1996, on the first day of the fiscal quarter immediately following such Closing Date and end on the eighth anniversary of such first day of such fiscal quarter. Assuming full payout of the Earnout, the total purchase price would be $3.26 billion resulting in an increase to goodwill of $560 million. Such increase, if any, will be recorded when earned during the Earnout Period and will be amortized over the remaining life of the goodwill. Included in the pro forma adjustments is an increase to goodwill of $62 million reflecting the estimated payment required under the Earnout assuming consummation of the NatWest Merger as of January 1, 1994. This estimate is based upon the level of NatWest Bank's pro forma earnings in 1994 and is not necessarily indicative of payments that may be made, if any, upon consummation of the NatWest Merger. Estimated fair value adjustments include merger related charges and other adjustments to reflect the estimated fair value of assets being acquired and liabilities being assumed. Significant adjustments include core deposit intangible of $150 million, net of tax, and a liability of $106 million, net of tax, to reflect Fleet's best estimate of merger related charges. Goodwill due to the NatWest Merger will be amortized on a straight line basis over 25 years. Other identifiable intangible assets due to the NatWest Merger will be amortized over the estimated period of benefit (primarily core deposit intangible not exceeding 10 years).

   (d) In conjunction with or prior to the NatWest Merger, Fleet and Bancorp will take certain actions to restructure the Combined Balance Sheet through the liquidation of low-return assets and the reduction of borrowed funds. These restructuring adjustments are reflected in the accompanying Unaudited Pro Forma Combined Financial Statements. The accompanying Unaudited Pro Forma Combined Financial Statements assume the reduction of approximately $22 billion of assets and reduces an equal amount of borrowed funds. The assets assumed to be reduced include approximately $16.1 billion of securities with an average yield of 6.22% for 1995 and 5.92% for 1994, approximately $3.5 billion of loans, primarily residential real estate, with an average yield of 8.00% for 1995 and 7.51% for 1994, and approximately $2.4 billion in federal funds sold with an average yield of 6.26% for 1995 and 4.99% for 1994. The $22 billion of borrowed funds assumed to be reduced includes approximately $18.4 billion of short-term borrowings with an average borrowing rate of 5.79% for 1995 and 4.07% for 1994, and $3.6 billion of time deposits with an average borrowing rate of 5.95% for 1995 and 4.67% for 1994. Asset yields and funding costs have been estimated based upon historical weighted average yields and funding costs of similar assets and liabilities in the aggregate and may not be indicative of the results of operations in the future or which would have been realized had such transactions been consummated during the periods for which the pro forma information is presented. In addition, because the assumed asset yields and funding costs have been based upon historical weighted average asset yields and funding costs in the aggregate, wider spreads between assets and liabilities assumed to have been liquidated during 1994 compared to 1995 have created a more negative impact on 1994 pro forma results of operations compared to 1995. The balance sheet restructuring adjustments have been calculated assuming a certain balance sheet size as well as a certain mix of balance sheet assets (primarily securities and residential loans) to total assets as of September 30, 1995. As a result, restructuring assumptions may not be indicative of the results of operations in the future or that would have been achieved had the NatWest Merger been consummated at the beginning of the periods indicated. Also, due to changing market conditions, balance sheet mix and balance sheet size restructuring assumptions may differ as compared to the ultimate balance sheet restructuring upon consummation of the NatWest Merger.

   (e) Pursuant to the NatWest Merger Agreement, certain operating subsidiaries of Bancorp, including its leasing business, and certain assets and liabilities of NatWest Bank will be retained by Bancorp. Pro forma adjustments reflect the approximate impact of those assets not being purchased and liabilities not being assumed.

   (f) The Fleet/NatWest Pro Forma net income applicable to common shares reflects the sum of the Fleet Pro Forma net income applicable per common share and the NatWest Pro Forma net income applicable per common share adjusted for the purchase accounting, funding, and restructuring adjustments.

   (g) The Fleet Pro Forma weighted average shares outstanding for the nine months ended September 30, 1995, and for the year ended December 31, 1994, reflect Fleet's historical weighted average shares outstanding, restated to give effect to the Shawmut Merger, plus the effect of issuing treasury stock in connection with the NBB Bancorp, Inc. ("NBB") and Northeast Federal Corp. ("Northeast") transactions as if such repurchase of common stock and reissuance of the treasury stock occurred on January 1, 1994.

   (h) During 1995 Fleet also completed the merger (the "NBB Merger") of NBB with and into Fleet, the merger (the "Plaza Merger") of Plaza Home Mortgage Corp. ("Plaza") with and into Fleet, the merger (the "Northeast Merger") of Northeast with and into Fleet, the acquisition (the "Barclays Acquisition") of substantially all of the assets of Barclays Business Finance Division of Barclays Business Credit, Inc. ("Barclays") by Fleet and Fleet's repurchase (the "FMG Repurchase") of the publicly-held shares of Fleet's majority-owned subsidiary, Fleet Mortgage Group, Inc. ("FMG"), each of which was accounted for by the purchase method of accounting and each of which is included in the Unaudited Pro Forma Combined Balance Sheet. Pro forma adjustments to the Unaudited Pro Forma Combined Statements of Income reflect the impact of the NBB Merger, the Barclays Acquisition, the FMG Repurchase, the Plaza Merger and the Northeast Merger which were consummated on January 27, 1995, January 31, 1995, February 28, 1995, March 3, 1995 and June 9, 1995, respectively, as if such transactions had been consummated on January 1, 1994. Certain acquisitions completed by NatWest during 1994 and 1995 have not been reflected in the Unaudited Pro Forma Combined Financial Statements due to immateriality.

                 CERTAIN TERMS OF THE PERPETUAL PREFERRED STOCK

    The following description of certain terms of the Perpetual Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Preferred Stock of Fleet set forth under the heading "Description of Preferred Stock" in the accompanying Prospectus, to which description reference is hereby made. Certain terms not defined in this description are defined in the Prospectus.

    The Perpetual Preferred Stock is a series of the Fleet $1 Par Preferred Stock which may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Board of Directors of Fleet. The description of certain provisions of the Perpetual Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designations relating to the Perpetual Preferred Stock, which Certificate will be filed as an exhibit to the Form 8-K Current Report to be filed with respect to this offering.

GENERAL

    Under Fleet's Restated Articles of Incorporation (the "Articles"), the Board of Directors of Fleet is authorized, without further shareholder action, to provide for the issuance of up to 16,000,000 shares of preferred stock, $1 par value ("Fleet $1 Par Preferred Stock"), in one or more series, with such voting powers, dividends, designations, preferences, rights, qualifications, limitations and restrictions as shall be set forth in the resolutions providing for the issuance thereof adopted by the Board of Directors. As of December 31, 1995, Fleet had outstanding five series of Fleet $1 Par Preferred Stock as follows: (i) 519,758 shares of Series III 10.12% Perpetual Preferred Stock (the "Series III Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated, issued and outstanding, (ii) 478,838 shares of Series IV 9.375% Perpetual Preferred Stock (the "Series IV Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated, issued and outstanding, (iii) 688,700 shares of Preferred Stock with Cumulative and Adjustable Dividends (the "Adjustable Preferred"), having a liquidation value of $50.00 per share, plus accrued and unpaid dividends, were designated, issued and outstanding, (iv) 575,000 shares of 9.30% Cumulative Preferred Stock (the "9.30% Preferred"), having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated, issued and outstanding and (v) 500,000 shares of 9.35% Cumulative Preferred Stock (the "9.35% Preferred"), having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated, issued and outstanding. In addition, as of December 31, 1995, the Board of Directors of Fleet had established a series of 3,000,000 shares of Cumulative Participating Junior Preferred Stock, par value $1 per share (the "Junior Preferred Stock") issuable upon exercise of the preferred share purchase rights described in the accompanying Prospectus, of which no shares were issued and outstanding as of such date. Each such outstanding series and class is described below and in the accompanying Prospectus under "Description of Existing Preferred Stock".

    The Perpetual Preferred Stock offered hereby is a single series consisting of 690,000 shares. The Perpetual Preferred Stock will, on the date of original issue, rank on a parity in all respects with each other outstanding series of the Fleet $1 Par Preferred Stock (other than the Junior Preferred Stock) and will rank senior in all respects to the Common Stock and the Junior Preferred Stock. See "Description of Existing Preferred Stock" in the accompanying Prospectus.

DIVIDENDS

    Cash dividends will be payable on each share of Perpetual Preferred Stock at the rate of 6.75% of the liquidation preference per annum (equivalent to $3.375 per annum per Depositary Share) when, as and if declared by the Board of Directors of Fleet or a duly authorized committee thereof out of the assets of Fleet legally available therefor. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Perpetual Preferred Stock will be cumulative from the date of original issue and will be payable to the holders of record at the close of business on such record date, not exceeding 30 days (whether or not a business day) preceding the dividend payment date, as shall be fixed by the Board of Directors of Fleet. The initial dividend will be $2.53125 per share (equivalent to $.50625 per Depositary Share) and will be payable on April 15, 1996. Thereafter dividends will be payable quarterly on January 15, April 15, July 15 and October 15 of each year (a "Dividend Payment Date"). See "Description of Preferred Stock--Dividends" in the accompanying Prospectus.

Changes in the Dividends Received Percentage

    If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend payable per share of the Perpetual Preferred Stock for dividend payments made on or after the date of enactment of such change shall be adjusted by multiplying the amount of the dividend payable determined as described above (before adjustment) by a factor which shall be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                                 1-.35 (1-.70)
                                ----------------
                                 1-.35 (1-DRP)

For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, Fleet shall receive either an unqualified opinion of independent recognized tax counsel or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Perpetual Preferred Stock, then any such amendment shall not result in the adjustment provided for pursuant to the DRD Formula. Unless the context otherwise requires, references to dividends in this Prospectus Supplement shall mean dividends as adjusted by the DRD Formula. Fleet's calculation of the dividends payable as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by Fleet shall be final and not subject to review.

    If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a dividend payable on a Dividend Payment Date has been declared, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by Fleet on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) and (y) the dividends paid by Fleet on such Dividend Payment Date, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

    In addition, if prior to May 16, 1996, an amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which Fleet previously paid dividends on the Perpetual Preferred Stock (each an "Affected Dividend Payment Date"), Fleet will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by Fleet on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the

Dividends Received Percentage applied to each Affected Dividend Payment Date) and (y) the dividends paid by Fleet on each Affected Dividend Payment Date.

    Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after May 16, 1996 which retroactively reduces the Dividends Received Percentage, or if prior to May 16, 1996, such amendment would not result in an adjustment due to Fleet having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. Fleet will only make one payment of Additional Dividends.

    In the event that the amount of dividend payable per share of the Perpetual Preferred Stock shall be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, Fleet will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Perpetual Preferred Stock.

    In the event that the Dividends Received Percentage is reduced to 40% or less, Fleet may, at its option, redeem the Perpetual Preferred Stock as a whole but not in part as described below. See "Redemption".

    See also "Federal Income Tax Consequences" for a discussion of certain Proposals (as defined below) to reduce the Dividends Received Percentage.

LIQUIDATION RIGHTS

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of Fleet, the holders of shares of Perpetual Preferred Stock will be entitled to receive out of the assets of Fleet available for distribution to stockholders, before any distribution of assets is made on the Common Stock or any other class or series of stock of Fleet ranking junior to the Perpetual Preferred Stock upon liquidation, liquidating distributions in the amount of $250 per share (equivalent to $50 per Depositary Share), plus an amount equal to the sum of all accrued and unpaid dividends (whether or not earned or declared) for the then-current dividend period and all dividend periods prior thereto. See "Description of Preferred Stock--Liquidation Rights" in the accompanying Prospectus.

REDEMPTION

    The Perpetual Preferred Stock is not redeemable prior to April 15, 2006. On and after such date, the Perpetual Preferred Stock (and the Depositary Shares) is redeemable in cash at the option of Fleet in whole or in part, from time to time upon not less than 30 nor more than 60 days' notice, at $250 per share (equivalent to $50 per Depositary Share), plus accrued dividends to the redemption date, including any dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any. The Perpetual Preferred Stock will not be entitled to the benefits of any sinking fund. See "Description of Preferred Stock--Redemption" in the accompanying Prospectus.

    Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 40% and, as a result, the amount of dividends on the Perpetual Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described above under "Changes in the Dividends Received Percentage", Fleet, at its option, may redeem all, but not less than all, of the outstanding shares of the Perpetual Preferred Stock (and the Depositary Shares), provided, that within sixty days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 40% or less, Fleet sends notice to holders of the Perpetual Preferred Stock of such redemption. Any redemption of the Perpetual Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which shall not be less than thirty nor more than sixty days' from the date such notice is sent to holders of the Perpetual Preferred Stock. Any redemption of the Perpetual Preferred Stock in accordance with this paragraph shall be on notice as aforesaid at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

                                                                           REDEMPTION PRICE
                                                                   ---------------------------------
REDEMPTION PERIOD                                                  PER SHARE    PER DEPOSITARY SHARE
-----------------                                                  ---------    --------------------
February 21, 1996 to April 14, 1997.............................    $262.50            $52.50
April 15, 1997 to April 14, 1998................................     261.25             52.25
April 15, 1998 to April 14, 1999................................     260.00             52.00
April 15, 1999 to April 14, 2000................................     258.75             51.75
April 15, 2000 to April 14, 2001................................     257.50             51.50
April 15, 2001 to April 14, 2002................................     256.25             51.25
April 15, 2002 to April 14, 2003                                     255.00             51.00
April 15, 2003 to April 14, 2004................................     253.75             50.75
April 15, 2004 to April 14, 2005................................     252.50             50.50
April 15, 2005 to April 14, 2006................................     251.25             50.25
On or after April 15, 2006......................................     250.00             50.00

    Under certain circumstances, Fleet may need the approval of the Federal Reserve Board prior to exercising its right to redeem shares of Perpetual Preferred Stock.

VOTING RIGHTS

    Except as indicated below or except as expressly required by applicable law, the holders of the Perpetual Preferred Stock will not be entitled to vote.

    If the equivalent of six quarterly dividends payable on the Perpetual Preferred Stock or any other class or series of preferred stock are in default, the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of the Perpetual Preferred Stock, voting as a single class with the holders of shares of any one or more other series of Fleet $l Par Preferred Stock and any other class of Fleet preferred stock ranking on a parity with the Perpetual Preferred Stock either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect such two directors to fill such newly-created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of Fleet, including any shares of the Perpetual Preferred Stock, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Perpetual Preferred Stock will be required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Perpetual Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Perpetual Preferred Stock and any other series of Fleet $1 Par Preferred Stock ranking on a parity with the Perpetual Preferred Stock either as to dividends or upon liquidation, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Perpetual Preferred Stock as to dividends or upon liquidation, or to reclassify any authorized stock of Fleet into such prior shares, but such vote will not be required for Fleet to take any such actions with respect to any stock ranking on a parity with or junior to the Perpetual Preferred Stock.

CONVERSION RIGHTS

    The Perpetual Preferred Stock is not convertible into shares of any other class or series of the capital stock of Fleet.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Depositary Shares and the Perpetual Preferred Stock is Fleet-RI, Providence.

                     CERTAIN TERMS OF THE DEPOSITARY SHARES

    The following summary description of the Depositary Shares offered hereby supplements, and to the extent inconsistent therewith, replaces, the description of the terms of the Depositary Shares set forth under the heading "Description of Depositary Shares" in the accompanying Prospectus, to which description reference is hereby made. The summary description of the Depositary Shares set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement referred to below which will be filed as an exhibit to the Form 8-K Current Report to be filed with respect to this offering.

    Each Depositary Share represents a one-fifth interest in a share of Perpetual Preferred Stock. The shares of Perpetual Preferred Stock underlying the Depositary Shares will be deposited with Fleet-RI, as Depositary (the "Depositary"), under a Deposit Agreement (the "Deposit Agreement") among Fleet, the Depositary and the holders from time to time of the depositary receipts issued by the Depositary thereunder (the "Depositary Receipts"). The Depositary Receipts so issued will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled through the Depositary, in proportion to the one-fifth interest in a share of Perpetual Preferred Stock underlying such Depositary Share, to all rights and preferences of a share of Perpetual Preferred Stock (including dividend, voting, redemption and liquidation rights). Since each share of Perpetual Preferred Stock entitles the holder thereof to one vote on matters on which the Perpetual Preferred Stock is entitled to vote, each Depositary Share will, in effect, entitle the holder thereof to one-fifth of a vote thereon, rather than one full vote. See "Certain Terms of the Perpetual Preferred Stock--Voting Rights" above and "Description of Depositary Shares" in the accompanying Prospectus. Fleet-RI is a wholly-owned subsidiary of Fleet, with the depositary operations located at 111 Westminster Street, Providence, Rhode Island 02903.

                    DESCRIPTION OF EXISTING PREFERRED STOCK

    This section supplements the section entitled "Description of Existing Preferred Stock" in the accompanying Prospectus.

    Fleet issued three new series of Fleet $1 Par Preferred Stock on November 30, 1995 to replace the Shawmut preferred stock outstanding at the effective time of the Shawmut Merger. The following summary of the terms of such series does not purport to be complete and is subject in all respects to the applicable provisions of the Rhode Island Business Corporation Act (the "RIBCA") and the Articles and By-laws of Fleet.

    Adjustable Preferred. Dividends on the outstanding Adjustable Preferred are cumulative. The dividend rate on the Adjustable Preferred is established quarterly at the rate of 2.25% below the highest of (a) the three-month U.S. Treasury bill rate, (b) the U.S. Treasury ten-year constant maturity rate and
(c) the U.S. Treasury twenty-year constant maturity rate, in each case as defined in the terms of the Adjustable Preferred, but may not be less than 6% per annum or greater than 12% per annum. So long as any shares of the Adjustable Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the Adjustable Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of Adjustable Preferred are paid for all past dividend payment periods. Further, if any dividends on the Adjustable Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the Adjustable Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Adjustable Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the Adjustable Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Adjustable Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the Adjustable Preferred voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the Adjustable Preferred; and the vote of two-thirds of the Adjustable Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the Adjustable Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the Adjustable Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the Adjustable Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the Adjustable Preferred are entitled to receive $50 per share plus accrued and unpaid dividends.

    Shares of Adjustable Preferred may be redeemed at the option of Fleet at a redemption price per share of $50 per share, plus accrued and unpaid dividends.

    9.30% Preferred. Dividends on the outstanding 9.30% Preferred are cumulative and are payable quarterly at the rate of 9.30% per annum. So long as any shares of the 9.30% Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the 9.30% Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of 9.30% Preferred are paid for all past dividend payment periods. Further, if any dividends on the 9.30% Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the 9.30% Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the 9.30% Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the 9.30% Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on any of the 9.30% Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the 9.30% Preferred, voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the 9.30% Preferred; and the vote of two-thirds of the 9.30% Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the 9.30% Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the 9.30% Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the 9.30% Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the 9.30% Preferred are entitled to receive $250 per share plus accrued and unpaid dividends.

    The 9.30% Preferred is redeemable on at least 30 but not more than 60 days notice, at the option of Fleet, as a whole or in part, at any time on and after October 15, 1997 at a redemption price equal to $250 per share plus accrued and unpaid dividends.

    9.35% Preferred. Dividends on the outstanding 9.35% Preferred are cumulative and are payable quarterly at the rate of 9.35% per annum. So long as any shares of the 9.35% Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the Fleet 9.35% Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of 9.35% Preferred are paid for all past dividend payment periods. Further, if any dividends on the 9.35% Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the 9.35% Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the 9.35% Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the 9.35% Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on any of the 9.35% Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the 9.35% Preferred, voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the 9.35% Preferred; and the vote of two-thirds of the 9.35% Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the 9.35% Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the 9.35% Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the 9.35% Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the 9.35% Preferred are entitled to receive $250 per share plus accrued and unpaid dividends.

    The 9.35% Preferred is redeemable on at least 30 but not more than 60 days notice, at the option of Fleet, as a whole or in part, at any time on and after January 15, 2000 at a redemption price equal to $250 per share plus accrued and unpaid dividends.

                        FEDERAL INCOME TAX CONSEQUENCES

    Owners of the Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Perpetual Preferred Stock represented by such Depositary Shares.

    On December 7, 1995, the Clinton Administration released a budget plan that includes certain tax proposals (the "Proposals") that may affect holders of the Perpetual Preferred Stock and Depositary Shares. The Proposals have not yet been introduced as legislation and there can be no certainty that they will be enacted into law.

    Under the Proposals, the Dividends Received Percentage that is currently available to U.S. corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) would be reduced from 70% to 50% for dividends paid after January 31, 1996. Additionally, under current law, the Dividends Received Percentage is allowed to a U.S. corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock); for this purpose, days on which the market risk of owning said stock is reduced through certain hedging transactions may not be counted. The Proposals provide that a taxpayer is not entitled to a Dividends Received Percentage if the taxpayer's holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the dividend. This provision would be effective for dividends paid after January 31, 1996.

                               REGULATORY MATTERS

    The following sections replace the sections entitled "Fleet Financial Group, Inc.--Regulatory Matters--General", "--Regulatory Matters--Interstate Banking and Branching Legislation" and "--Regulatory Matters--Deposit Insurance Assessments" in the accompanying Prospectus.

General

    Fleet is a legal entity separate and distinct from its subsidiaries. The ability of holders of debt and equity securities of Fleet, including the holders of the Perpetual Preferred Stock offered hereby, to benefit from the distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary (including depositors in the case of banking subsidiaries) except to the extent that a claim of Fleet as a creditor may be recognized.

    There are various statutory and regulatory limitations on the extent to which banking subsidiaries of Fleet can finance or otherwise transfer funds to Fleet or its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Fleet and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

    In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Fleet from its banking subsidiaries. Under applicable banking statutes, at December 31, 1995, Fleet's banking subsidiaries could have declared additional dividends of approximately $559 million. Federal and state regulatory agencies also have the authority to limit further Fleet's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

    Under the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), Fleet is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by Fleet to any of the subsidiary banks would also be subordinate in right of payment to deposits and obligations to general creditors of such subsidiary bank. Further, the Crime Control Act of 1990 amended the federal bankruptcy laws to provide that in the event of the bankruptcy of Fleet, any commitment by Fleet to its regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Interstate Banking and Branching Legislation

    On September 29, 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") into law. The Interstate Act facilitates the interstate expansion and consolidation of banking organizations by permitting (i) beginning one year after enactment of the legislation, bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date,
(iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (v) beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state. Connecticut and Rhode Island, which are two states in which Fleet subsidiaries conduct banking operations, have adopted legislation opting into the interstate provisions of the Interstate Act. Fleet has recently filed applications for approval by the Office of the Comptroller of the Currency to merge its banking subsidiaries in Connecticut, Massachusetts and Rhode Island in order to achieve cost savings and to increase convenience to its customers in those states.

Deposit Insurance Assessments

    The deposits of each of Fleet's subsidiary banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. There is currently a 27 basis point spread between the highest and lowest assessment rates, so that banks classified in the highest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.04 per $100 of deposits and banks classified in the lowest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.31 per $100 of deposits.

    On November 14, 1995, the FDIC voted to decrease premiums effective January 1, 1996. The decrease will lower the rate of deposit insurance premiums by $.04 per $100 of deposits for banks in each risk assessment category. As a result, banks in the highest capital and supervisory evaluation categories will have an assessment rate of $0.00, and will pay only the minimum assessment of $2,000 per year for deposit insurance. Banks in the lowest capital and supervisory evaluation categories will be subject to a rate of $0.27 per $100 of deposits. There is no guarantee that the rate of deposit insurance premiums will not increase in the future.

    These assessment rates also reflect the amount the FDIC has determined is necessary to maintain the reserve ratio of BIF of 1.25% of total insured bank deposits. The FDIC has announced that this reserve ratio was achieved during 1995. However, due primarily to the fact that the reserve ratio of the FDIC's Savings Association Insurance Fund ("SAIF") is not projected to reach the required level of 1.25% for several years, the FDIC has made a proposal to Congress to (1) capitalize the SAIF through a special up-front cash assessment on SAIF deposits; (2) spread the responsibility for payment to the Financing Corporation created under Title III of the Competitive Equality Banking Act of 1987 proportionally over all FDIC-insured institutions; and (3) as soon as practicable, merge the BIF and the SAIF. On November 14, 1995, the Board of Directors of the FDIC voted to retain the existing assessment rate schedule applicable to members of the SAIF for the first half of 1996.

    Fleet's subsidiary banks do not hold significant amounts of deposits insured by the SAIF.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Fleet has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co. and Lehman Brothers Inc., are acting as representatives (the "Representatives"), has severally agreed to purchase the number of Depositary Shares, each representing a one-fifth interest in a share of Perpetual Preferred Stock, set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Depositary Shares offered hereby (other than those covered by the over-allotment option) if any of the Depositary Shares are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                  NUMBER OF
           UNDERWRITER                                        DEPOSITARY SHARES
           -----------                                        -----------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated....................................         750,000
Bear, Stearns & Co. Inc. ..................................         750,000
Goldman, Sachs & Co. ......................................         750,000
Lehman Brothers Inc. ......................................         750,000
                                                              -----------------
Total......................................................       3,000,000
                                                              =================

    The Representatives of the Underwriters have advised Fleet that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.60 per Depositary Share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.40 per Depositary Share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    Fleet has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an aggregate of 450,000 additional Depositary Shares at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such options to purchase additional Depositary Shares solely for the purpose of covering over-allotments, if any, incurred in the sale of the Depositary Shares offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Depositary Shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,000,000.

    Application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares. The Representatives have advised Fleet that they intend to make a market in the Depositary Shares prior to the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities, if commenced, at any time.

    Fleet has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Any Underwriter may engage in transactions with and perform services for Fleet in the ordinary course of business.

                                    EXPERTS

    This section replaces the section entitled "Experts" in the accompanying Prospectus.

    The consolidated financial statements of Fleet appearing in Fleet's 1994 Annual Report to Stockholders and incorporated by reference in Fleet's 1994 Annual Report on Form 10-K for the year ended December 31, 1994 (as amended by a Form 10-K/A dated April 28, 1995), incorporated by reference herein (and elsewhere in the Registration Statement) have been incorporated by reference herein (and elsewhere in the Registration Statement) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for investments in debt and equity securities.

    The supplemental consolidated financial statements of Fleet appearing in Fleet's Current Report on Form 8-K dated January 19, 1996, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in the methods of accounting for investments in debt and equity securities and accounting for income taxes.

    The consolidated financial statements of Bancorp appearing in Fleet's Current Report on Form 8-K dated February 8, 1996, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in the methods of accounting for investments and accounting for postretirement benefits other than pensions.

    The consolidated financial statements of Shawmut incorporated in this Prospectus by reference to Fleet's Current Report on Form 8-K dated April 13, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

  COMMON STOCK, COMMON STOCK WARRANTS, PREFERRED STOCK, DEPOSITARY SHARES, AND
                            PREFERRED STOCK WARRANTS

                          FLEET FINANCIAL GROUP, INC.

    Fleet Financial Group, Inc., a Rhode Island corporation ("Fleet"), may offer from time to time (a) shares of Common Stock, par value $1.00 per share, including the associated Preferred Share Purchase Rights (the "Common Stock"),
(b) shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), including, at its option, depositary shares (the "Depositary Shares") evidenced by depositary receipts (the "Depositary Receipts") each representing a fractional interest in such Preferred Stock and (c) warrants to purchase Common Stock (the "Common Stock Warrants") or Preferred Stock (the "Preferred Stock Warrants", together with the Common Stock Warrants, the "Warrants"), having a public offering price of up to an aggregate of $913,400,000 (or the equivalent thereof if any of the Securities are denominated in a foreign currency or a foreign currency unit, such as European Currency Units ("ECU")). The Common Stock, Preferred Stock, Depositary Shares and Warrants (collectively, the "Securities") may be offered separately or as units with other securities, in separate series, in amounts and at prices and terms to be set forth in an accompanying Prospectus Supplement (a "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, Fleet may also offer and sell its unsecured debt securities, which may be either senior or subordinated, or warrants to purchase debt securities (the "Debt Securities"). Any such Debt Securities will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Securities that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Debt Securities pursuant to such separate Prospectus.

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, together with the terms of the offering of the Securities and the initial price and net proceeds to Fleet from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, the following information:
(i) in the case of Preferred Stock, the specific number of shares, title, stated value and liquidation preference of each share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion or exchange provisions and whether fractional interests in shares of Preferred Stock will be represented by Depositary Shares;
(ii) in the case of Common Stock, the specific number of shares and issuance price for such shares; (iii) in the case of Warrants, the duration, offering price, exercise price and detachability of any such warrants; and (iv) in the case of all Securities, whether such Securities will be offered separately or as a unit with other securities. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

    Fleet may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. See "Plan of Distribution". If any agents or underwriters are involved in the sale of any of the Securities, their names, any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculable from the information set forth, in the Prospectus Supplement. Fleet may sell Securities in an offering within the United States ("United States Offering") or outside the United States ("International Offering").

        THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALE OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

    THE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is November 29, 1995.

                             AVAILABLE INFORMATION

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange. Reports, proxy material and other information concerning Fleet also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Fleet are incorporated in this Prospectus by reference:

       1. Annual Report on Form 10-K for the year ended December 31, 1994, as amended by a Form 10-K/A dated April 28, 1995.

       2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995.

       3. Current Reports on Form 8-K dated January 18, 1995, January 27, 1995, February 20, 1995, February 21, 1995, April 13, 1995, May 11, 1995,
          May 17, 1995, June 21, 1995, August 11, 1995, August 23, 1995, October
          18, 1995, October 26, 1995 and November 15, 1995.

       4. The description of the Common Stock contained in a Registration Statement filed by Industrial National Corporation (predecessor to Fleet) on Form 8-B dated May 29, 1970, and any amendment or report filed for the purpose of updating such description.

       5. The description of the Preferred Share Purchase Rights contained in Fleet's Registration Statement on Form 8-A dated November 29, 1990, and any amendment or report filed for the purpose of updating such description.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO INVESTOR RELATIONS DEPARTMENT, FLEET FINANCIAL GROUP, INC., 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903. TELEPHONE REQUESTS MAY BE DIRECTED TO (401) 278-5800.

                          FLEET FINANCIAL GROUP, INC.

GENERAL

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At September 30, 1995, Fleet was the 16th largest banking institution in the United States in terms of total assets, with total assets of $50.9 billion, total deposits of $32.4 billion and stockholders' equity of $4.4 billion.

    Fleet is engaged in a general commercial banking and trust business throughout the states of New York, Rhode Island, Connecticut, Massachusetts, Maine and New Hampshire through its banking subsidiaries, Fleet Bank ("Fleet-NY"); Fleet National Bank ("Fleet-RI"); Fleet Bank, National Association ("Fleet-CT"); Fleet Bank of Massachusetts, National Association ("Fleet-MA"); Fleet Bank of Maine and Fleet Bank-NH.

    Fleet provides, through its nonbanking subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, equipment leasing, consumer finance, real estate financing, securities brokerage services, investment banking, investment advice and management, data processing and student loan servicing.

    On February 20, 1995, Fleet and Shawmut National Corporation ("Shawmut") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Shawmut with and into Fleet (the "Merger"). For additional information regarding the Merger and certain pro forma financial information relating thereto, see Fleet's Current Reports on Form 8-K dated February 20, 1995, February 21, 1995, April 13, 1995, May 17, 1995, June 21, 1995, August 11,
1995, August 23, 1995 and November 15, 1995.

    The principal office of Fleet is located at 50 Kennedy Plaza, Providence, Rhode Island 02903, telephone number (401) 278-5800.

REGULATORY MATTERS

    General. Fleet is a legal entity separate and distinct from its subsidiaries. The ability of holders of debt and equity securities of Fleet, including the holders of the Securities offered hereby, to benefit from the distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary (including depositors in the case of banking subsidiaries) except to the extent that a claim of Fleet as a creditor may be recognized.

    There are various statutory and regulatory limitations on the extent to which banking subsidiaries of Fleet can finance or otherwise transfer funds to Fleet or its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Fleet and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

    In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Fleet from its banking subsidiaries. Under applicable banking statutes, at September 30, 1995, Fleet's banking subsidiaries could have declared additional dividends of approximately $446 million, of which $121 million could have been declared by Fleet-MA and Fleet-CT. Holders of Fleet's dual convertible preferred stock are entitled to dividends equal to one-half of the total common dividends declared (after the first $15 million in common dividends) to Fleet, if any, by Fleet Banking Group, Inc. ("Fleet Banking Group"), a wholly-owned subsidiary of Fleet and the holder of all of the outstanding common stock of each of Fleet-MA and Fleet-CT. As of the date of the Prospectus Supplement, Fleet Banking Group has not paid any dividends on its common stock to Fleet. Federal and state regulatory agencies also have the authority to limit further Fleet's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

    Under the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), Fleet is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by Fleet to any of the subsidiary banks would also be subordinate in right of payment to deposits and obligations to general creditors of such subsidiary bank. Further, the Crime Control Act of 1990 amended the federal bankruptcy laws to provide that in the event of the bankruptcy of Fleet, any commitment by Fleet to its regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  FIRREA.

    As a result of the enactment of the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") on August 9, 1989, any or all of Fleet's subsidiary banks can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(a) the default of any other of Fleet's subsidiary banks or (b) any assistance provided by the FDIC to any other of Fleet's subsidiary banks in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur without regulatory assistance.

  FDICIA.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), which was enacted on December 19, 1991, provides for, among other things, increased funding for the Bank Insurance Fund (the "BIF") of the FDIC and expanded regulation of depository institutions and their affiliates, including parent holding companies. A summary of certain provisions of FDICIA and its implementing regulations is provided below.

    Prompt Corrective Action. The FDICIA provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions, depending upon a particular institution's level of capital. The FDICIA establishes five tiers of capital measurement for regulatory purposes ranging from "well-capitalized" to "critically undercapitalized." A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position under certain circumstances. At September 30, 1995, each of Fleet's subsidiary depository institutions was classified as "well-capitalized" under the prompt corrective action regulations described above.

    Brokered Deposits. Under the FDICIA, a depository institution that is well-capitalized may accept brokered deposits. A depository institution that is adequately capitalized may accept brokered deposits only if it obtains a waiver from the FDIC, and may not offer interest rates on deposits "significantly higher" than the prevailing rate in its market. An undercapitalized depository institution may not accept brokered deposits. In Fleet's opinion, these limitations do not have a material effect on Fleet.

    Safety and Soundness Standards. The FDICIA, as amended, directs each federal banking agency to prescribe safety and soundness standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset-quality, earnings and stock valuation. Final interagency regulations to implement these new safety and soundness standards have recently been adopted by the federal banking agencies. In July 1995, the federal banking agencies published proposed guidelines establishing safety and soundness standards concerning asset quality and earnings. If adopted in final form, these proposed guidelines will be incorporated into the Interagency Guidelines Establishing Standards for Safety and Soundness. The ultimate cumulative effect of these standards cannot currently be forecast.

    The FDICIA also contains a variety of other provisions that may affect Fleet's operations, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch.

  Capital Guidelines

    Under the Federal Reserve Board's capital guidelines, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. At least half of the total capital is to be comprised of common equity, retained earnings, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of noncumulative perpetual preferred stock, less deductible intangibles ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 capital"). In addition, the Federal Reserve Board requires a leverage ratio (Tier 1 capital to average quarterly assets, net of goodwill) of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. The rule indicates that the minimum leverage ratio should be 1% to 2% higher for holding companies undertaking major expansion programs or that do not have the highest regulatory rating. Fleet's national banking subsidiaries are subject to similar capital requirements adopted by the Comptroller of the Currency.

    The federal banking agencies continue to consider capital requirements applicable to banking organizations. Effective September 1, 1995, the federal banking agencies adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the determination of a bank's minimum capital requirements. The amendments require that banks effectively measure and monitor their interest rate risk and that they maintain capital adequate for that risk. Under the amendments, banks with excess interest rate risk would be required to maintain additional capital beyond that generally required. In addition, effective January 17, 1995, the federal banking agencies adopted amendments to their risk-based capital standards to provide for the concentration of credit risk and certain risks arising from nontraditional activities, as well as a bank's ability to manage these risks, as important factors in assessing a bank's overall capital adequacy.

    As of September 30, 1995, Fleet's capital ratios on a historical basis exceeded all minimum regulatory capital requirements.

    Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC and seizure of the institution.

  Interstate Banking and Branching Legislation

    On September 29, 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") into law. The Interstate Act facilitates the interstate expansion and consolidation of banking organizations by permitting (i) beginning one year after enactment of the legislation, bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date,
(iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (v) beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state. Connecticut and Rhode Island, which are two states in which Fleet subsidiaries conduct banking operations, have adopted legislation opting into the interstate provisions of the Interstate Act. Fleet is currently considering the potential benefits in cost savings and convenience to its customers that might be achieved through combinations of two or more of its banking subsidiaries.

DEPOSIT INSURANCE ASSESSMENTS

    The deposits of each of Fleet's subsidiary banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. There is currently a 27 basic point spread between the highest and lowest assessment rates, so that banks classified in the highest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.04 per $100 of deposits and banks classified in the lowest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.31 per $100 of deposits.

    On November 14, 1995, the FDIC voted to decrease premiums effective January 1, 1996. The decrease will lower the rate of deposit insurance premiums by $.04 per $100 of deposits for banks in each risk assessment category. As a result, banks in the highest capital and supervisory evaluation categories will have an assessment rate of $0.00, and will pay only the minimum assessment of $2,000 per year for deposit insurance. Banks in the lowest capital and supervisory evaluation categories will be subject to a rate of $0.27 per $100 of deposits. There is no guarantee that the rate of deposit insurance premiums will not increase in the future.

    These assessment rates also reflect the amount the FDIC has determined is necessary to maintain the reserve ratio of BIF of 1.25% of total insured bank deposits. The FDIC has announced that this reserve ratio was achieved during 1995. However, due primarily to the fact that the reserve ratio of the FDIC's Savings Association Insurance Fund ("SAIF") is not projected to reach the required level of 1.25% for several years, the FDIC has made a proposal to Congress to (1) capitalize the SAIF through a special up-front cash assessment on SAIF deposits; (2) spread the responsibility for payments to the Financing Corporation created under Title III of the Competitive Equality Banking Act of 1987 proportionally over all FDIC-insured institutions; and (3) as soon as practicable, merge the BIF and the SAIF.

    Some Fleet subsidiary banks hold deposits that were acquired from savings institutions and that, accordingly, are insured by SAIF. At September 30, 1995, Fleet's banks held approximately $457 million of such deposits.

         CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND DIVIDENDS
                               ON PREFERRED STOCK

    Fleet's consolidated ratios of earnings to fixed charges and dividends on preferred stock were as follows for the years and periods indicated:

                                                   NINE MONTHS
                                                      ENDED              YEAR ENDED DECEMBER 31,
                                                  SEPTEMBER 30,    ------------------------------------
                                                      1995         1994    1993    1992    1991    1990
                                                  -------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges and Dividends
  on Preferred Stock:
    Excluding interest on deposits................      2.67x      2.73x   2.67x   2.09x   1.31x       *
    Including interest on deposits................      1.66       1.75    1.66    1.33    1.08        *

------------
* The sum of fixed charges and dividends on preferred stock exceeded earnings by $163 million (excluding interest on deposits) and by $163 million (including interest on deposits) for the year ended December 31, 1990.

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and, where indicated, the pretax equivalents of dividends on preferred stock. Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitalized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, Fleet intends to use the net proceeds from the sale of the Securities for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financings of a character and amount to be determined as the need arises.

                         DESCRIPTION OF PREFERRED STOCK

    The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the applicable Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of the provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation relating to the applicable series of the Preferred Stock.

GENERAL

    Under Fleet's Restated Articles of Incorporation (the "Articles"), the Board of Directors of Fleet is authorized, without further shareholder action, to provide for the issuance of up to 16,000,000 shares of preferred stock, $1 par value ("Fleet $1 Par Preferred Stock"), in one or more series, with such voting powers, dividends, designations, preferences, rights, qualifications, limitations and restrictions as shall be set forth in the resolutions providing for the issuance thereof adopted by the Board of Directors. As of September
30, 1995, Fleet had outstanding three series of Fleet $1 Par Preferred Stock as follows: (i) 1,100,000 shares of Series III 10.12% Perpetual Preferred Stock (the "Series III Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated and 519,758 shares were issued and outstanding, (ii) 1,000,000 shares of Series IV 9.375% Perpetual Preferred Stock (the "Series IV Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated and 478,838 shares were issued and outstanding and (iii) 1,415,000 shares of Dual Convertible Preferred Stock (the "Dual Convertible Preferred Stock"), having a liquidation value of $200 per share, plus accrued and unpaid dividends, were designated and 1,415,000 shares were issued and outstanding. In addition, as of September 30, 1995, the Board of Directors of Fleet had established a series of 1,500,000 shares of Cumulative Participating Junior Preferred Stock, par value $1 per share (the "Junior Preferred Stock") issuable upon exercise of the preferred share purchase rights described below, of which no shares were issued and outstanding as of such date. Each such outstanding series and class is described below under "Description of Existing Preferred Stock".

    Under regulations adopted by the Federal Reserve Board, if the holders of any series of the Preferred Stock are or become entitled to vote for the election of directors because dividends on such series are in arrears, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over Fleet) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended. In addition, at such time as such series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of such series and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of such series.

    The Preferred Stock shall have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the title, stated value and liquidation preference of such Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such Preferred Stock will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the dates on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions; (v) any conversion provisions; (vi) whether Fleet has elected to offer Depositary Shares as described under "Description of Depositary Shares"; and (vii) any other rights, preferences, privileges, limitations and restrictions on such Preferred Stock.

    The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity in all respects with the outstanding preferred stock of Fleet and each other series of the Preferred Stock (except for the Junior Preferred Stock) and will rank senior in all respects to any outstanding shares of Junior Preferred Stock and the Common Stock. See "Description of Existing Preferred Stock". The Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by Fleet.

    Unless otherwise specified in the applicable Prospectus Supplement, the depositary, transfer agent, registrar, dividend disbursing agent and redemption agent for shares of the Preferred Stock will be Fleet-RI.

    As described under "Description of Depositary Shares", Fleet may, at its option, with respect to any series of the Preferred Stock, elect to offer fractional interests in shares of Preferred Stock, and provide for the issuance by a Depositary (as defined below) of depositary receipts ("Depositary Receipts") representing depositary shares ("Depositary Shares"), each of which will represent a fractional interest (to be specified in the applicable Prospectus Supplement relating to a particular series of the Preferred Stock) in a share of such series of the Preferred Stock.

DIVIDENDS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Fleet, out of any funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rates may be fixed or adjustable or both. If adjustable, the formula or other method used for determining the applicable dividend rate for each dividend period will be set forth in the applicable Prospectus Supplement. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If the Board of Directors of Fleet fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Fleet will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates.

    When dividends are not paid in full upon any series of the Preferred Stock and any other series of Fleet's preferred stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon shares of such series of Preferred Stock and any other series of Fleet's preferred stock ranking on a parity as to dividends shall be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of such series of Preferred Stock (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless (i) with respect to any series of Preferred Stock for which dividends are cumulative ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of preferred shares of Fleet or (ii) with respect to any series of Noncumulative Preferred Stock, full dividends for the then-current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than in Common Stock or another stock ranking junior to such series of Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made on the Common Stock or on any other stock of Fleet ranking junior to or on a parity with such series of Preferred Stock as to dividends or upon liquidation. Unless full dividends on the Cumulative Preferred Stock of any series have been paid for the then-current and all past dividend periods and full dividends for the then-current dividend period on the Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other stock of Fleet ranking junior to or on a parity with such series of Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Fleet (except by conversion into or exchange for stock of Fleet ranking junior to such series of Preferred Stock as to dividends and upon liquidation).

    See "Fleet Financial Group, Inc." with respect to certain limitations on the ability of Fleet and its banking subsidiaries to pay dividends.

LIQUIDATION RIGHTS

    In the event of any voluntary or involuntary dissolution, liquidation or winding up of Fleet, the holders of each series of the Preferred Stock will be entitled to receive and to be paid out of assets of Fleet available for distribution to its stockholders, before any payment or distribution is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in an amount per share as set forth in the Prospectus Supplement relating to such series of the Preferred Stock, plus accrued and unpaid dividends (whether or not earned or declared) for the then-current dividend period and, if such series of the Preferred Stock is Cumulative Preferred Stock, for all dividend periods prior thereto. If, upon any voluntary or involuntary dissolution, liquidation or winding up of Fleet, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of Fleet ranking as to any such distribution on a parity with the Preferred Stock of such series are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of Fleet in proportion to the full respective distributable amounts to which they are entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of such series of the Preferred Stock will not be entitled to any further participation in any distribution of assets by Fleet. Neither the sale of all or substantially all the property or business of Fleet, nor the merger or consolidation of Fleet into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of Fleet.

REDEMPTION

    Any series of the Preferred Stock may be redeemable, in whole or in part, at the option of Fleet, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series and subject to the rights of holders of other securities of Fleet. Preferred Stock redeemed by Fleet will be restored to the status of authorized but unissued preferred shares.

    The Prospectus Supplement relating to a series of the Preferred Stock which is subject to mandatory redemption will specify the number of shares of such series of the Preferred Stock which shall be redeemed by Fleet in each year commencing after a date to be specified, at a redemption price per share and on one or more dates to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

    If fewer than all of the outstanding shares of any series of the Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of Fleet and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of Fleet.

    Notwithstanding the foregoing, if any dividends, including any accumulation on shares of Cumulative Preferred Stock, of any series are in arrears, no shares of Preferred Stock of such series shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed, and Fleet shall not purchase or otherwise acquire any shares of Preferred Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

    Notice of redemption shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appear on the stock books of Fleet. Each such notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such shares of Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue or accumulate on such redemption date; and (vi) the date upon which the holders' conversion rights, if any, as to such shares, shall terminate. If fewer than all shares of any series of the Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

    If notice of redemption has been given, dividends on the shares of Preferred Stock so called for redemption shall cease to accrue or accumulate from and after the redemption date for the shares of the series of the Preferred Stock called for redemption (unless default shall be made by Fleet in providing money for the payment of the redemption price of the shares so called for redemption), and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Fleet (except the right to receive the redemption price) shall cease. Upon surrender in accordance with such notice of the certificates representing any shares of the Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of Fleet shall so require and the notice shall so state), the redemption price set forth above shall be paid out of funds provided by Fleet. If fewer than all of the shares of the Preferred Stock represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

VOTING RIGHTS

    Except as indicated below or in the Prospectus Supplement relating to a particular series of the Preferred Stock, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. In the event Fleet issues shares of a series of the Preferred Stock, each share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Description of Depositary Shares", if Fleet elects to provide for the issuance of Depositary Shares representing interests in a fraction of a share of a series of the Preferred Stock, the holders of each such Depositary Share will, in effect, be entitled through the Depositary to such fraction of a vote, rather than a full vote. Since each full share of any series of the Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of any other series of the Preferred Stock or another series of preferred stock of Fleet are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of the Preferred Stock.

    If the equivalent of six quarterly dividends payable on any series of the Preferred Stock or any other class or series of preferred stock are in default, the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of all outstanding series of preferred stock, including holders of any series of the Preferred Stock, voting as a single class without regard to series, will be entitled at Fleet's next annual meeting of stockholders (and at each subsequent annual meeting of stockholders) to elect such additional two directors until full cumulative dividends for all then-current and past dividend periods on all preferred shares of Fleet so entitled to vote, including any shares of the Preferred Stock, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders or until their respective successors shall be elected and qualified. If a vacancy in the office of such director shall occur during the continuance of a default in dividends on preferred shares of Fleet so entitled to vote prior to the end of the term of such director, such vacancy shall be filled for the unexpired term of such director by the remaining director elected by the preferred shares so entitled to vote.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock of any series at the time outstanding, voting as a class, will be required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of such series of Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of any series of Preferred Stock and any other series of preferred stock of Fleet ranking on a parity with any series of Preferred Stock as to dividends or upon liquidation, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to any series of Preferred Stock as to dividends or upon liquidation, but such vote will not be required to take any such actions with respect to any stock ranking on a parity with or junior to the Preferred Stock of such series.

    Subject to such affirmative vote or consent of the holders of the outstanding shares of the Preferred Stock of any series, Fleet may, by resolution of its Board of Directors or as otherwise permitted by law, from time to time alter or change the preferences, rights or powers of the Preferred Stock of such series. The holders of the Preferred Stock of such series shall not be entitled to participate in any such vote if, at or prior to the time when any such alteration or change is to take effect, provision is made for the redemption of all the Preferred Stock of such series at the time outstanding. Nothing in this section shall be taken to require a class vote or consent in connection with the authorization, designation, increase or issuance of any shares of any class or series (including additional Preferred Stock of any series) ranking junior to or on a parity with the Preferred Stock of such series as to dividends and liquidation rights or in connection with the authorization, designation, increase or issuance of any bonds, mortgages, debentures or other obligations of Fleet.

CONVERSION RIGHTS

    The Prospectus Supplement relating to any series of the Preferred Stock that is convertible will state the terms on which shares of such series are convertible into Common Stock of Fleet or another series of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

    The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to the applicable series of the Preferred Stock, forms of which will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Fleet may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, Fleet will provide for the issuance by a Depositary of Depositary Receipts evidencing Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock) in a share of a particular series of the Preferred Stock as described below.

    The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between Fleet and a bank or trust company selected by Fleet (which may be affiliated with Fleet) having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Unless otherwise specified in the applicable Prospectus Supplement, the Depositary for shares of the Preferred Stock will be Fleet-RI. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of Fleet, issue temporary Depositary Receipts substantially identical to, and entitling the holders thereof to all the rights pertaining to, the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at Fleet's expense.

    Upon surrender of Depositary Receipts at the principal office of the Depositary (unless the related Depositary Shares have previously been called for redemption) and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to, or upon the order of, such holder the whole shares of Preferred Stock underlying, and any money or other property represented by, the Depositary Shares evidenced by the surrendered Depositary Receipts.

    Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of shares of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor. Fleet does not expect that there will be any public trading market for the Preferred Stock except as represented by the Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

    In the event of a distribution other than in cash (including, without limitation, distributions resulting from stock dividends, splits or plans of reorganization), the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Fleet, sell such property and distribute the net proceeds from such sale to such holders.

    The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by Fleet to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    If any Preferred Stock deposited under a Deposit Agreement is subject to redemption, the related Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever Fleet redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata or by lot as may be determined by the Depositary.

    After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and Fleet will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

TAXATION

    Owners of Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares and, accordingly, will be entitled to take into account for Federal income tax purposes income and deductions to which they would be entitled if they were holders of such Preferred Stock. In addition, (i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Preferred Stock in exchange for Depositary Shares as provided in the Deposit Agreement,
(ii) the tax basis of each share of Preferred Stock to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor and (iii) the holding period for shares of the Preferred Stock in the hands of an exchanging owner of Depositary Shares who held such Depositary Shares as a capital asset at the time of the exchange thereof for Preferred Stock will include the period during which such person owned such Depositary Shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Fleet and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by Fleet or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of Fleet and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

    Fleet will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Fleet will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

    The Depositary will forward to the holders of Depositary Shares all notices, reports and other communications (including proxy solicitation materials) from Fleet which are delivered to the Depositary and which Fleet is required to furnish to the holders of the Preferred Stock.

    Neither the Depositary nor Fleet will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Fleet and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, on information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

    Any record holder of Depositary Shares who has been a holder for at least six months or who holds at least five percent of the outstanding shares of capital stock of Fleet will be entitled to inspect the transfer books relating to the Depositary Shares and the list of record holders of Depositary Shares upon certification to the Depositary that such holder is acting in good faith and that such inspection is for a proper purpose.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Depositary may resign at any time by delivering to Fleet notice of the Depositary's election to do so, and Fleet may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                    DESCRIPTION OF EXISTING PREFERRED STOCK

GENERAL

    The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Rhode Island Business Corporation Act (the "RIBCA") and the Articles and By-laws of Fleet.

FLEET $1 PAR PREFERRED STOCK

    Fleet $1 Par Preferred Stock (which includes the Preferred Stock), is issuable in series, with such relative rights, preferences and limitations of each series (including dividend rights, dividend rate, liquidation preference, voting rights, conversion rights and terms of redemption (including sinking fund provisions), redemption price or prices and the number of shares constituting any series) as may be fixed by the Board of Directors.

    Series III Preferred. In the event of the dissolution, liquidation or winding up of Fleet, holders of shares of the outstanding Series III Preferred are entitled to receive a distribution of $100 per share, plus accrued and unpaid dividends, if any.

    The holders of Series III Preferred are entitled to receive dividends at the rate of 10.12% per annum computed on the basis of the issue price thereof of $100 per share, payable quarterly, before any dividend shall be declared or paid upon the Common Stock or the Junior Preferred Stock. The dividends on Series III Preferred are cumulative. The Series III Preferred is redeemable, in whole or in part, at Fleet's option, on and after June 1, 1996, commencing at $105.06 per share and declining ratably on June 1 of each year to $100 per share on or after June 1, 2001, plus, in each case, accrued and unpaid dividends, if any.

    Except as indicated below or except as expressly required by applicable law, the holders of the Series III Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Series III Preferred or any other class or series of preferred stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) are in default, the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of the Series III Preferred, voting as a single class with the holders of shares of any one or more other series of Fleet $1 Par Preferred Stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) and any other class of Fleet preferred stock ranking on a parity with the Series III Preferred either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to fill each of the two newly-created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of Fleet (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), including any shares of the Series III Preferred, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series III Preferred is required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Series III Preferred. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series III Preferred and any other series of Fleet $1 Par Preferred Stock ranking on a parity with the Series III Preferred either as to dividends or upon liquidation, voting as a single class without regard to series, is required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series III Preferred as to dividends or upon liquidation, or to reclassify any authorized stock of Fleet into such prior shares.

    Series IV Preferred. In the event of the dissolution, liquidation or winding up of Fleet, holders of shares of the outstanding Series IV Preferred are entitled to receive a distribution of $100 per share, plus accrued and unpaid dividends, if any.

    The holders of Series IV Preferred are entitled to receive dividends at the rate of 9.375% per annum computed on the basis of the issue price thereof of $100 per share, payable quarterly, before any dividend shall be declared or paid upon the Common Stock or the Junior Preferred Stock. The dividends on Series IV Preferred are cumulative. The Series IV Preferred is redeemable, in whole or in part, at Fleet's option, on and after December 1, 1996, at $100 per share, plus accrued and unpaid dividends, if any.

    Except as indicated below or except as expressly required by applicable law, the holders of the Series IV Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Series IV Preferred or any other class or series of preferred stock are in default (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of the Series IV Preferred, voting as a single class with the holders of shares of any one or more other series of Fleet $1 Par Preferred Stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) and any other class of Fleet preferred stock ranking on a parity with the Series IV Preferred either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect such directors to fill each of the two newly-created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of Fleet (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), including any shares of the Series IV Preferred, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series IV Preferred is required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Series IV Preferred. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series IV Preferred and any other series of Fleet $1 Par Preferred Stock ranking on a parity with the Series IV Preferred either as to dividends or upon liquidation, voting as a single class without regard to series, is required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series IV Preferred as to dividends or upon liquidation, or to reclassify any authorized stock of Fleet into such prior shares.

    Dual Convertible Preferred Stock. The Dual Convertible Preferred Stock has no voting rights except as provided by Rhode Island law or as indicated below. The Dual Convertible Preferred Stock is not entitled to vote for the election of directors in any circumstances, including dividend arrearages, and the holders thereof have agreed to vote the Dual Convertible Preferred Stock as directed by Fleet's board of directors on any matters upon which the shares are entitled to vote under Rhode Island law, except on those matters adversely affecting the rights of holders of Dual Convertible Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Dual Convertible Preferred Stock, voting as a class, given in person or by proxy, either in writing or by resolution adopted at a special meeting called for the purpose, is required to authorize any new class of equity securities of Fleet to which the Dual Convertible Preferred Stock ranks junior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise. In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Dual Convertible Preferred Stock, voting as a class, given in person or by proxy, either in writing or by resolution adopted at a special meeting called for the purpose, shall be required for any amendment of Fleet's Articles (or the certificate of designation of the Dual Convertible Preferred Stock), which would affect materially and adversely the specified rights, preferences, privileges or voting rights of shares of Dual Convertible Preferred Stock.

    The holders of Dual Convertible Preferred Stock are entitled to dividends equal to one-half of the total dividends declared (after the first $15 million in dividends), if any, by Fleet Banking Group on its common stock. Such dividends, if accrued and unpaid, will be cumulative. In the event of the liquidation, dissolution or winding up of Fleet, the holders of the outstanding Dual Convertible Preferred Stock are entitled to receive a distribution of $200 per share, plus accrued and unpaid dividends, if any.

    On July 31, 1991, the date of issuance of the Dual Convertible Preferred Stock, Fleet granted to the partnerships which purchased the Dual Convertible Preferred Stock (the "Partnerships") rights (the "DCP Rights") to purchase 6,500,000 shares of Common Stock at $17.65 per share.

    The Dual Convertible Preferred Stock is convertible into Common Stock at a conversion price of $17.65 per share at any time. The total number of shares issuable upon such conversion is 16,033,994 shares, subject to customary anti-dilution adjustments. If any of such stock is converted prior to July 12, 2001, all of such stock must be converted. After July 12, 2001, any holder of Dual Convertible Preferred Stock may convert its stock into Common Stock independently of any other holder.

    The Dual Convertible Preferred Stock is also convertible into 50% of the common stock of Fleet Banking Group at any time after the later of (i) July 12, 1995 and (ii) the date on which the Partnerships distribute all the shares of Dual Convertible Preferred Stock then held by them to the partners therein (which distribution date will be July 12, 1997 unless the Federal Reserve Board consents to an alternative distribution date, but in no event earlier than July 12, 1995). The Dual Convertible Preferred Stock is also convertible into Fleet Banking Group common stock on an earlier date in the event that the quotient of
(i) Fleet's Tier 1 capital as of the date of determination (adjusted to include goodwill of Fleet as of July 12, 1991) divided by (ii) total assets, falls below 3%. The Dual Convertible Preferred Stock is not convertible into Fleet Banking Group common stock after July 12, 2001 or at any time while it is held by the Partnerships. After the Dual Convertible Preferred Stock becomes convertible into Fleet Banking Group common stock, the holders of the Dual Convertible Preferred Stock will have the right to obtain an appraisal of the fair value of the common stock of Fleet Banking Group (the "Appraisal") as if all such shares were to be sold to a third party in a transaction reflecting a control premium. If such Appraisal is acceptable to the holders of the Dual Convertible Preferred Stock, the Dual Convertible Preferred Stock may be converted into 50% of the common stock of Fleet Banking Group on or after the date that is six months after such acceptance or, in the case of the earlier date due to the capital deficiency described above, on or after the date that is 60 days after the notice of such deficiency. During the period after acceptance but prior to the date on which such shares become convertible, Fleet will have the option to redeem the Dual Convertible Preferred Stock at a redemption price equal to 50% of the Appraisal price less the sum of (i) the market value of the shares of Common Stock into which the Dual Convertible Preferred Stock is then convertible (and such shares of Common Stock shall be distributed to the holders of Dual Convertible Preferred Stock) and (ii) the value of the DCP Rights. Fleet has the option to pay such redemption price in cash or in any combination of Fleet securities having a realizable market value equal to such redemption price. If Fleet does not exercise this option, the holders of the Dual Convertible Preferred Stock may convert their shares into 50% of the common stock of Fleet Banking Group. Any such conversion must be for all of the Dual Convertible Preferred Stock.

    Junior Preferred Stock. The Junior Preferred Stock will be issued upon the exercise of a Right (as hereinafter defined) issued to holders of the Common Stock. As of the date of this Prospectus, there were 1,500,000 shares of Fleet $1 Par Preferred Stock reserved for issuance upon the exercise of the Rights. See "--Description of Common Stock--Preferred Share Purchase Rights". Shares of Junior Preferred Stock purchasable upon exercise of the Rights will rank junior to the Fleet $1 Par Preferred Stock and the Fleet $20 Par Adjustable Rate Preferred Stock and will not be redeemable. Each share of Junior Preferred Stock will, subject to the rights of such senior securities of Fleet, be entitled to a preferential cumulative quarterly dividend payment equal to the greater of $1.00 per share or, subject to certain adjustments, 100 times the dividend declared per share of Common Stock. Upon the liquidation, dissolution or winding up of Fleet, the holders of the Junior Preferred Stock will, subject to the rights of such senior securities, be entitled to a preferential liquidation payment equal to the greater of $1.00 per share plus all accrued and unpaid dividends or 100 times the payment made per share of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Junior Preferred Stock will, subject to the rights of such senior securities, be entitled to receive 100 times the amount received per share of Common Stock. Each share of Junior Preferred Stock will have 100 votes, voting together with the Common Stock. The rights of the Junior Preferred Stock are protected by customary antidilution provisions.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of the Preferred Stock, and any other class or series of preferred stock at the time outstanding, to receive pro rata the net assets of Fleet. Dividends are paid on the Common Stock only if all dividends on the outstanding series of Preferred Stock, and any other class or series of preferred stock at the time outstanding, for the then-current period and, in the case of Cumulative Preferred Stock, all prior periods have been paid or provided for.

    Fleet $1 Par Preferred Stock and any other class of preferred stock have, or upon issuance will have, preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or dissolution of Fleet and such other preferences as may be fixed by the Board of Directors.

    The holders of the Common Stock are entitled to one vote for each share held and are vested with all of the voting power except as the Board of Directors has provided with respect to outstanding preferred stock or may provide, in the future, with respect to Preferred Stock or any other class or series of preferred stock which it may hereafter authorize. See "Description of Existing Preferred Stock". Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

    The affirmative vote of not less than 80% of Fleet's outstanding voting stock, voting separately as a class, is required for certain Business Combinations between Fleet and/or its subsidiaries and persons owning 10% or more of its voting stock. See "Selected Provisions in the Articles of Fleet; Business Combinations with Related Persons".

    The Common Stock is listed on the New York Stock Exchange. The outstanding shares of Common Stock are, and the shares to be issued in connection with any offering hereunder will be, validly issued, fully paid and non-assessable and the holders thereof are not, and will not be, subject to any liability as stockholders.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Fleet Common Stock is Fleet-RI.

RESTRICTIONS ON OWNERSHIP

    The Bank Holding Company Act (the "BHCA") requires any "bank holding company", as such term is defined therein, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of the Common Stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the Common Stock under the Change in Bank Control Act (the "CBCA"). The Partnerships which purchased the Dual Convertible Preferred Stock made a filing under the CBCA because of their acquisition of such stock. Any holder of 25% or more of the Common Stock (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over Fleet) is subject to regulation as a bank holding company under the BHCA.

PREFERRED SHARE PURCHASE RIGHTS

    On November 21, 1990, the Board of Directors of Fleet declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of Common Stock of Fleet. The dividend was paid on December 4, 1990 to the shareholders of record on that date. Each Right, when exercisable, will entitle the registered holder to purchase from Fleet one one-hundredth of a share of Junior Preferred Stock at an exercise price of $50 per one one-hundredth of a share of Junior Preferred Stock (the "Purchase Price"), subject to certain adjustments. Until the Distribution Date (as hereinafter defined), Fleet will issue one Right with each share of Common Stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Rights Agreement dated as of November 21, 1990 between Fleet and Fleet-RI, as Rights Agent, a copy of which was filed as an exhibit to the Registration Statement on Form 8-A filed with the Commission on December 4, 1990, as amended by a First Amendment to Rights Agreement dated March 28, 1991 and a Second Amendment to Rights Agreement dated July 12, 1991, copies of which were filed as exhibits to Fleet's Amendment to Application or Report on Form 8 dated September 6, 1991 and a Third Amendment to Rights Agreement dated February 20, 1995, a copy of which was filed as an exhibit to Fleet's Form 8-A/A dated March 17, 1995 (as amended, the "Rights Agreement").

    The Rights are not represented by separate certificates and are not exercisable or transferable apart from the Common Stock until the earlier to occur of (i) the tenth day after a public announcement by Fleet (x) that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of 10% or more (or, in the case of an institutional investor, acting in the ordinary course of business and not with the purpose of changing or influencing control of Fleet (a "Qualifying Investor"), 15% or more) of the outstanding shares of Common Stock, (y) that any person or group of affiliated or associated persons, which beneficially owned 10% or more (or, in the case of a Qualifying Investor, 15% or more) of the outstanding shares on the Declaration Date, or which acquired beneficial ownership of 10% or more (or, in the case of a Qualifying Investor, 15% or more) of the outstanding shares as a result of any repurchase of shares by Fleet, thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares, or (z) that any person who was a Qualifying Investor owning 10% or more of the outstanding shares of Common Stock ceased to qualify as a Qualifying Investor and thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares (any person described in clause (x), (y) or (z) being an "Acquiring Person"); and (ii) the tenth day (or such later day as may be determined by action of the Board of Directors of Fleet prior to such time as any person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person (other than Fleet) to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such commencement) beneficial ownership of 10% or more of the issued and outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). On March 28, 1991 and July 12, 1991, the Rights Agreement was amended to change the definition of an "Acquiring Person" (i) to permit the sale of the Dual Convertible Preferred Stock and issuance of rights to purchase Common Stock to the Partnerships and (ii) to permit the Board of Directors of Fleet to determine that a person who would otherwise be an "Acquiring Person" had become such inadvertently and therefore allow divestiture of a sufficient number of shares to avoid such designation. The Rights Agreement was further amended on February 20, 1995 to amend the definition of "Acquiring Person to permit the execution and delivery by Fleet of the Shawmut Merger Agreement and the option agreement in connection therewith without Shawmut becoming an Acquiring Person under the Rights Agreement.

    The Rights will first become exercisable on the Distribution Date and could then begin trading separately from the Common Stock. The Rights will expire on November 21, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by Fleet.

    In the event any person becomes an Acquiring Person, the Rights would give holders (other than such Acquiring Person and its transferees) the right to buy, for the Purchase Price, Common Stock (or, under certain circumstances, cash, property or other debt or equity securities ("Common Stock equivalents")) with a market value of twice the Purchase Price. In addition, at any time after any person becomes an Acquiring Person, the Board may, at its option and in lieu of any transaction described in the preceding sentence, exchange the outstanding and exercisable Rights (other than Rights held by such Acquiring Person and its transferees) for shares of Common Stock or Common Stock equivalents at an exchange ratio of one share of Common Stock per Right, subject to certain adjustments.

    In any merger or consolidation involving Fleet after the Rights become exercisable, each Right will be converted into the right to purchase, for the Purchase Price, common stock of the surviving corporation (which may be Fleet) with a market value of twice the Purchase Price. The Board of Directors of Fleet may amend the Rights Agreement or redeem the Rights for $.01 each at any time until there is an Acquiring Person. Thereafter, the Board of Directors can amend the Rights Agreement only to eliminate ambiguities or to provide additional benefits to the holders of the Rights (other than the Acquiring Person).

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Fleet, including, without limitation, the right to vote or to receive dividends.

    The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights, and the number of outstanding Rights, are subject to customary antidilution adjustments.

    The Rights have certain "anti-takeover" effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Fleet on terms not approved by the Board of Directors of Fleet, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that there is an Acquiring Person (at which time holders of the Rights become entitled to exercise their Rights for shares of Common Stock at one-half the market price), since until such time the Rights generally may be redeemed by the Board of Directors of Fleet at $.01 per Right.

                  SELECTED PROVISIONS IN THE ARTICLES OF FLEET

BUSINESS COMBINATIONS WITH RELATED PERSONS

    The Articles require that neither Fleet nor any of its subsidiaries may engage in a Business Combination with a Related Person unless such Business Combination (a) was approved by an 80% vote of the Board of Directors prior to the time the Related Person became such; (b) is approved by a vote of 80% of the Continuing Directors and a majority of the entire Board and certain conditions as to price and procedure are complied with; or (c) is approved by a vote of 80% of Fleet's outstanding shares of Fleet capital stock entitled to vote generally in the election of directors, voting as a single class. Under the Articles, a "Business Combination" includes any merger or consolidation of Fleet or any of its subsidiaries into or with a Related Person or any of its affiliates or associates; any sale, exchange, lease, transfer or other disposition to or with a Related Person of all, substantially all or any Substantial Part (defined as assets having a value of more than 5% of the total consolidated assets of Fleet) of the assets of Fleet or any of its subsidiaries; any purchase, exchange, lease or other acquisition by Fleet or any of its subsidiaries of all or any Substantial Part of the assets or business of a Related Person or any of its affiliates or associates; any reclassification of securities, recapitalization or other transaction which has the effect, directly or indirectly, of increasing the proportionate amount of voting shares of Fleet or any subsidiary which are beneficially owned by a Related Person; and the acquisition by a Related Person of beneficial ownership of voting securities, securities convertible into voting securities or any rights, warrants or options to acquire voting securities of a subsidiary of Fleet; a "Related Person" includes any person who is the beneficial owner of 10% or more of Fleet's voting shares prior to the consummation of a Business Combination or any person who is an affiliate of Fleet and was the beneficial owner of 10% or more of Fleet's voting shares at any time within the five years preceding the date on which a binding agreement providing for a Business Combination is authorized by the Board of Directors; and the "Continuing Directors" are those individuals who were members of the Fleet Board of Directors prior to the time a Related Person became the beneficial owner of 10% or more of Fleet's voting stock or those individuals designated as Continuing Directors (prior to their initial election as directors) by a majority of the then Continuing Directors. To amend these provisions, a super majority vote (80%) of the Board of Directors, a majority vote of the Continuing Directors and a super majority vote (80%) of the stockholders is required unless the amendment is recommended to the stockholders by a majority of the

Board of Directors and not less than 80% of the Continuing Directors, in which event only the vote provided under Rhode Island law is required.

DIRECTORS

    The Articles contain a number of additional provisions which are intended to delay an insurgent's ability to take control of Fleet's Board of Directors, even after an insurgent has obtained majority ownership of the Fleet Common Stock. The Articles provide for a classified Board of Directors, consisting of three classes of directors serving staggered three-year terms. Directors of Fleet may only be removed for cause and only (a) by a vote of the holders of 80% of the outstanding shares of Fleet stock entitled to vote thereon voting separately as a class at a meeting called for that purpose or (b) by a vote of a majority of the Continuing Directors and a majority of the Board of Directors as constituted at that time. Vacancies on the Board of Directors, whether due to resignation, death, incapacity or an increase in the number of directors, may only be filled by the Board, acting by a vote of 80% of the directors then in office. The Articles provide that the number of directors of Fleet (exclusive of directors to be elected by the holders of any one or more series of the Preferred Stock voting separately as a class or classes) that shall constitute the Board of Directors shall be 13, unless otherwise determined by resolution adopted by a super majority vote (80%) of the Board of Directors and a majority of the Continuing Directors. Pursuant to such an adopted resolution, the number of directors that may serve is currently fixed at 15, except in the event that quarterly dividends are not paid on non-voting Preferred Stock as described above, and may only be increased by the affirmative vote of 80% of the Board of Directors and a majority of the Continuing Directors. A super majority vote (80%) of the Board of Directors, a majority vote of the Continuing Directors and a super majority vote (80%) of the outstanding shares of Fleet stock entitled to vote thereon voting separately as a class are required to amend any of these provisions.

                            DESCRIPTION OF WARRANTS

    Fleet may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between Fleet and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Warrants.

    The Prospectus Supplement relating to any particular issue of Preferred Stock Warrants or Common Stock Warrants will describe the terms of such Warrants, including the following: (a) the title of such Warrants; (b) the offering price for such Warrants, if any; (c) the aggregate number of such Warrants; (d) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of such Warrants; (e) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (f) if applicable, the date from and after which such Warrants and any Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) information with respect to book-entry procedures, if any;
(k) the currency or currency units in which the offering price, if any, and the exercise price are payable; (l) if applicable, a discussion of material United States federal income tax considerations; (m) the antidilution provisions of such Warrants, if any; (n) the redemption or call provisions, if any, applicable to such Warrants; and (o) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

    Fleet may sell Securities to or through underwriters, and also may sell Securities through agents (which are registered broker-dealers or banks) which may be affiliates.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities. Certain restrictions relating to the distribution of Securities in connection with an International Offering will be set forth in the applicable Prospectus Supplement.

    In connection with the sale of Securities, underwriters or agents acting on Fleet's behalf may receive compensation from Fleet or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Act and any discounts or commissions received by them and any profits on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter will be identified and any such compensation will be described in the applicable Prospectus Supplement.

    Under agreements which may be entered into by Fleet, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Fleet against certain liabilities, including liabilities under the Act, and to certain rights of contribution from Fleet.

    If so indicated in the applicable Prospectus Supplement, Fleet will authorize underwriters or other persons acting as Fleet's agents to solicit offers by certain institutions to purchase Preferred Stock, Depositary Shares or Warrants from Fleet pursuant to delayed delivery contracts providing for payment and delivery on a future date or dates stated in the applicable Prospectus Supplement. Each such contract will be for an amount not less than, and the aggregate amount of such securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Fleet. The obligations of any purchaser under any such contract will not be subject to any condition except that (1) the purchase of the Preferred Stock, Depositary Shares or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if the Preferred Stock, Depositary Shares or Warrants are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Preferred Stock, Depositary Shares or Warrants not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

    Certain of the underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including investment banking services, for, Fleet or one or more of its affiliates in the ordinary course of business.

                                    EXPERTS

    The consolidated financial statements of Fleet appearing in Fleet's 1994 Annual Report to Stockholders and incorporated by reference in Fleet's 1994 Annual Report on Form 10-K for the year ended December 31, 1994 (as amended by a Form 10-K/A dated April 28, 1995), incorporated by reference herein (and elsewhere in the Registration Statement) have been incorporated by reference herein (and elsewhere in the Registration Statement) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in the method of accounting for investments.

    The consolidated financial statements of Shawmut incorporated in this Prospectus by reference to Fleet's Current Report on Form 8-K dated April 13, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for Fleet by Edwards & Angell, One Hospital Trust Plaza, Providence, Rhode Island 02903, and for the Underwriters by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet-RI, Fleet-MA and Fleet-CT and beneficially owns 4,052 shares of Common Stock.

-------------------------------------------   ----------------------------------
-------------------------------------------   ----------------------------------
    NO DEALER, SALESMAN OR OTHER PERSON HAS                3,000,000
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR             DEPOSITARY SHARES
TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR
THE PROSPECTUS IN CONNECTION WITH THE OFFER                 [LOGO]
MADE BY THIS PROSPECTUS  SUPPLEMENT AND THE
PROSPECTUS. IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE             FLEET FINANCIAL
RELIED UPON AS HAVING BEEN AUTHORIZED BY                  GROUP, INC.
FLEET OR BY ANY UNDERWRITER. NEITHER THE
DELIVERY OF THIS  PROSPECTUS SUPPLEMENT AND
THE PROSPECTUS NOR ANY SALE MADE HEREUNDER        EACH REPRESENTING A ONE-FIFTH
AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE           INTEREST IN A SHARE OF
CREATE AN IMPLICATION THAT THERE HAS BEEN NO          SERIES VI 6.75% PERPETUAL
CHANGE IN THE AFFAIRS OF FLEET SINCE THE                  PREFERRED STOCK
DATE HEREOF. THIS PROSPECTUS SUP PLEMENT AND
THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER             -----------------
OR SOLICITATION BY ANYONE IN ANY STATE IN              PROSPECTUS SUPPLEMENT
WHICH SUCH OFFER OR SOLICITATION IS NOT                 -----------------
AUTHORIZED OR IN WHICH THE PERSON MAKING
SUCH OFFER OR SOLICITATION IS NOT QUALIFIED
TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION.

            -------------------

           TABLE OF CONTENTS

                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by
  Reference..........................    S-2
Fleet Financial Group, Inc. .........    S-3
Consolidated Ratios of Earnings to
  Fixed Charges and Dividends on
Preferred Stock......................    S-4
Use of Proceeds......................    S-4
Recent Developments..................    S-4
Selected Consolidated Financial
   Data..............................    S-8
Unaudited Pro Forma Combined
   Financial Statements..............    S-10
Notes to Unaudited Pro Forma Combined
   Financial Statements..............    S-19
Certain Terms of the Perpetual
   Preferred Stock....................   S-21
Certain Terms of the Depositary
  Shares..............................   S-25
Description of Existing Preferred
  Stock...............................   S-25
Federal Income Tax Consequences.......   S-27
Regulatory Matters....................   S-28
Underwriting..........................   S-30
Experts...............................   S-31

             PROSPECTUS                                MERRILL LYNCH & CO.
Available Information................      2         BEAR, STEARNS & CO. INC.
Incorporation of Certain Documents by                  GOLDMAN, SACHS & CO.
  Reference..........................      2             LEHMAN BROTHERS
Fleet Financial Group, Inc. .........      3
Consolidated Ratios of Earnings to
Fixed Charges and Dividends on
   Preferred Stock......................   6
Use of Proceeds......................      7
Description of Preferred Stock.......      7
Description of Depositary Shares.....     11
Description of Existing Preferred
   Stock.............................     14
Description of Common Stock..........     18
Selected Provisions in the Articles
  of Fleet...........................     20
Description of Warrants..............     21
Plan of Distribution.................     22
Experts..............................     22             FEBRUARY 13, 1996
Legal Opinions.......................     23
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